Exhibit 2.1

CONFORMED COPY

STOCK PURCHASE AGREEMENT

between

TPG HOLDING COMPANY LIMITED

and

ENVOY CORPORATION

Dated as of October 21, 2003

i

Page
SECTION 6.03. 401(k) Plan	64
SECTION 6.04. Certain Employee Benefits Plans	66
SECTION 6.05. Assumption of Employment Agreements	65
SECTION 6.06. Liabilities and Obligations	65
SECTION 6.07. 280G Letter Agreements	65
ARTICLE VII CONDITIONS TO CLOSING
SECTION 7.01. Conditions to Obligations of the Seller	65
SECTION 7.02. Conditions to Obligations of the Purchaser	66
ARTICLE VIII INDEMNIFICATION
SECTION 8.01. Claims Period	69
SECTION 8.02. Indemnification by the Seller	70
SECTION 8.03. Indemnification by the Purchaser	71
SECTION 8.04. Limits on Indemnification	71
SECTION 8.05. Notice of Loss; Third Party Claims	72
SECTION 8.06. Tax Matters	74
SECTION 8.07. Seller Subsequent Statement of Tax Liability	77
SECTION 8.08. Purchaser Subsequent Statement of Tax Liability	78
SECTION 8.09. Adjustment to Escrow Amount	78
SECTION 8.10. Exclusive Remedies	79
ARTICLE IX TERMINATION, AMENDMENT AND WAIVER
SECTION 9.01. Termination	79
SECTION 9.02. Effect of Termination	80
ARTICLE X GENERAL PROVISIONS
SECTION 10.01. Expenses	80
SECTION 10.02. Notices	81
SECTION 10.03. Public Announcements	82
SECTION 10.04. Severability	82
SECTION 10.05. Entire Agreement	82
SECTION 10.06. Assignment	82
SECTION 10.07. Amendment	82
SECTION 10.08. Waiver	82
SECTION 10.09. No Third Party Beneficiaries	83
SECTION 10.10. Governing Law	83
SECTION 10.11. Waiver of Jury Trial	83
SECTION 10.12. Currency	84
SECTION 10.13. Counterparts	84

Page
SECTION 10.14. Specific Performance	84
SECTION 10.15. Tax Disclosure Authorization	84

EXHIBITS

1.01(a)(i)	Seller’s Knowledge
1.01(a)(ii)	Purchaser’s Knowledge
2.03(a)	Form of Option Holder Consent
2.10	Form of Escrow Agreement
6.07	Form of 280G Letter Agreements
7.01(d)	Form of Opinion of the Purchaser’s Counsel
7.02(d)	Required Consents
7.02(e)	Form of Opinion of the Seller’s Counsel
7.02(r)	Required Release
8.02(d)	Indemnification Matters
8.02(h)	Indemnification Matters

DISCLOSURE SCHEDULE

          The Disclosure Schedule shall include the following Sections:

3.02	Organization, Authority and Qualification of the Company
3.03	Subsidiaries
3.04	Capitalization
3.06	No Conflict
3.07	Governmental Consents and Approvals
3.08(a)(i)	Reference Balance Sheet
3.08(a)(ii)	Reference Statement of Adjusted Net Assets
3.08(a)(iii)	Financial Statements
3.08(a)(iv)	Interim Financial Statements
3.08(a)(vi)	2001/2002 Medical Services Financial Statements
3.08(a)(vii)	Interim Medical Services Financial Statements
3.08(g)	Intercompany Indebtedness
3.09	Absence of Undisclosed Liabilities
3.10	Receivables
3.12	Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions
3.13	Litigation
3.14	Compliance with Laws
3.15	Environmental Matters
3.16	Material Contracts
3.17	Intellectual Property
3.18	Real Property
3.19	Personal Property
3.20	Employee Benefit Matters
3.22	Taxes
3.23	Insurance
5.01	Conduct of Business Prior to the Closing

v

          STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 21, 2003, between TPG Holding Company Limited, a limited liability company organized under the laws of the Cayman Islands (the “Seller”) and Envoy Corporation, a corporation organized under the laws of Delaware (the “Purchaser”).

          WHEREAS, Seller owns one hundred (100) shares (the “Pre-Distribution Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of Medifax-EDI Holding Company, a corporation organized under the laws of Delaware (the “Company”), which constitute all of the issued and outstanding shares of capital stock of the Company;

          WHEREAS, the Seller wishes to sell to the Company, and the Company wishes to redeem, the Redeemed Shares (as defined below) in consideration for the Initial Distribution (the Pre-Distribution Shares remaining outstanding following such redemption of the Redemption Shares being the “Shares”);

          WHEREAS, immediately following the Initial Distribution, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Shares, upon the terms and subject to the conditions set forth herein;

          WHEREAS, as an inducement to the Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain key employees of the Company shall enter into employment agreements with the Company (the “Principal Employment Agreements”), each to be effective at the Closing;

          WHEREAS, as an inducement to the Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain Option Holders (as defined below) shall enter into letter agreements (the “Principal Option Consents”) with Medifax (as defined below) relating to the cancellation of their Stock Options (as defined below); and

          WHEREAS, as an inducement to the Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company and its Subsidiaries shall enter into an agreement setting forth their respective rights and responsibilities for certain tax matters, employment and employee benefit matters, insurance, third party claims and other matters as of and following the Initial Distribution (the “Separation Agreement”).

          NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

          SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

          “ABOL” means ABOL, Inc., a corporation organized under the laws of Tennessee and a wholly owned subsidiary of Medifax.

          “Acquired Subsidiaries” means the Subsidiaries other than the Distributed Subsidiaries.

          “Acquisition Documents” means this Agreement (and all Exhibits and Schedules hereto), the Ancillary Agreements, and any certificate delivered pursuant to this Agreement.

          “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

          “Adjusted Assets” means the assets of the Company and the Acquired Subsidiaries, as shown on any specified consolidated balance sheet of the Company and the Acquired Subsidiaries, adjusted to exclude (i) cash and cash equivalents, (ii) intangibles, (iii) goodwill and (iv) deferred tax assets.

          “Adjusted Liabilities” means the liabilities of the Company and the Acquired Subsidiaries, as shown on any specified consolidated balance sheet of the Company and the Acquired Subsidiaries, adjusted to exclude (i) accrued Income Taxes, (ii) Indebtedness (other than inter-company indebtedness between the Company and the Acquired Subsidiaries), (iii) accrued bonuses of employees of the Company and the Acquired Subsidiaries, (iv) deferred tax liabilities, and (v) deferred revenue.

          “Adjusted Net Assets” means the Adjusted Assets less the Adjusted Liabilities.

          “Adjusted Purchase Price” means an amount equal to the $280 million plus the aggregate of the Distributed Subsidiary Valuations plus the Aggregate Exercise Prices and the amount of any adjustment pursuant to Section 2.07(b)(i) less the Estimated Tax Liability (as determined pursuant to Section 2.02(b)(i), (ii) and (iii) as of the Closing), the Net Closing Date Indebtedness, the Accrued Bonuses, the amount of any adjustment pursuant to Section 2.07(b)(ii) and the Seller Transaction Expenses.

          “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

          “Affiliated Group” means any consolidated, affiliated, combined or unitary group of corporations for federal, state, local or foreign Tax purposes with respect to which the Company or any Subsidiary is or has been a member on or prior to the date of the Closing.

          “Aggregate Exercise Prices” means $8,485,775; provided, however, that, if applicable, the Aggregate Exercise Price shall be adjusted as provided in Exhibit 7.02(r).

          “Ancillary Agreements” means the Escrow Agreement and the Separation Agreement.

          “Apollo” means Apollo Enterprises, Inc., a corporation organized under the laws of Delaware and a wholly owned subsidiary of Medifax.

          “Assets” means the assets and properties of the Company and its Subsidiaries (including the Distributed Subsidiaries).

          “BofA” means Bank of America, N.A.

          “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

          “Capital Lease Facility” means the Amended and Restated Registered Lease and License Financing and Purchase Option Agreement, dated as of June 13, 2002 and amended on April 14, 2003, among PCI, Medifax, Apollo and Working Rx and the related Lease Documents (as such term is defined in such Amended and Restated Registered Lease and License Financing and Purchase Option Agreement).

          “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended through the Closing.

          “Claims” means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, proceedings, consent orders or consent agreements.

          “Closing Balance Sheet” means the consolidated balance sheet of the Company and the Acquired Subsidiaries, dated as of the Closing Date.

          “Closing Book Value” means the excess of the book value of the Adjusted Assets over the book value of the Adjusted Liabilities, calculated based on the Closing Balance Sheet.

          “Closing Date Indebtedness” means the amount of Indebtedness of the Company and the Acquired Subsidiaries as of the Closing Date (other than the Distributed Debt and inter-company debt between the Company and the Acquired Subsidiaries), including all accrued and unpaid interest thereon, if any, or rent included in such amount and fees related thereto, including, without limitation, the Acquisition Cost (as defined in the Capital Lease Facility) of the Leased Assets (as defined in the Capital Lease Facility) used by the Company or any Acquired Subsidiary in the conduct of its business as of the Closing, to the extent such assets are not purchased by Medifax prior to the Closing.

          “Closing Statement of Adjusted Net Assets” means the statement of Net Assets and Adjusted Net Assets of the Company and the Acquired Subsidiaries to be prepared pursuant to Section 2.08(a) and to be dated as of the Closing.

          “Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

          “Company Intellectual Property” means Intellectual Property (i) owned by the Company or any Acquired Subsidiary or (ii) which are Leased Assets (as defined in the Capital

Lease Facility) and that are used by the Company or any Acquired Subsidiary in the conduct of its business.

          “Company IP/IT Agreements” means (a) licenses of Intellectual Property by the Company or any Acquired Subsidiary to any Person, (b) licenses of Intellectual Property by any third party to the Company or any Acquired Subsidiary, (c) agreements between the Company or any Acquired Subsidiary and any Person relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites, (d) all agreements related to the IT Systems or use thereof, and (e) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Company Intellectual Property.

          “Company IT Systems” means all IT Systems (i) owned by the Company or any Subsidiary or (ii) which are Leased Assets (as defined in the Capital Lease Facility) and that are used by the Company or any Acquired Subsidiary in the conduct of its business.

          “Company’s Accountants” means Ernst & Young, LLP, independent accountants of the Company, located in Nashville, Tennessee.

          “Confidentiality Agreement” means that certain confidentiality agreement, dated April 28, 2003, between WebMD Corporation and Medifax.

          “Contract” means any agreement, contract, indenture, obligation, promise or understanding (whether oral or written), including any amendment, extension, renewal, guarantee or other supplement with respect thereto.

          “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

          “Conveyance Taxes” means sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and other similar Taxes.

          “Core Software” means the software, including all related Intellectual Property, licensed or provided to third parties by or on behalf of the Company and the Acquired Subsidiary as part of the real-time transaction, claims and practice management system businesses, including any related clinical or electronic medical records software, of the Company or any Acquired Subsidiary or its predecessor, other than any such software no longer supported by the Company or an Acquired Subsidiary as of the date of this Agreement and identified as such in Section 3.17(m) of the Disclosure Schedule.

          “Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement.

          “Distributed Debt” means any Indebtedness, as of the effective time of the Initial Distribution, assigned by the Company or any Acquired Subsidiary and assumed by a Distributed Subsidiary in connection with the Initial Distribution for which the lender provides a full release of the Company and the Acquired Subsidiaries (to the extent they were obligated with respect to such Indebtedness), including, without limitation, any amounts remaining under either the Capital Lease Facility or the Working Capital Facility following the Initial Distribution, provided that PCI and BofA have provided a full release, as of the effective time of the Initial Distribution, of the Company and the Acquired Subsidiaries with respect to such Indebtedness in accordance with Section 7.02(k)(i).

          “Distributed Subsidiaries” means Apollo, ABOL and Working Rx.

          “Distributed Subsidiary Purchase Price” means the gross purchase price to be paid to the Seller (or its Affiliate) for the applicable Distributed Subsidiary computed without regard to any reduction in such gross purchase price for transaction expenses, Conveyance Taxes and any other reduction in the gross purchase price unrelated to the value of the applicable Distributed Subsidiary.

          “Distributed Subsidiary Sale” means (i) the Transfer of all or substantially all of the assets of any Distributed Subsidiary or any of its subsidiaries, (ii) the Transfer of all or any portion of the capital stock of any Distributed Subsidiary or any of its subsidiaries, (iii) entering into any other extraordinary business transaction involving or otherwise relating to any Distributed Subsidiary or any of its subsidiaries, (iv) taking any other action such that the Seller or any of its Affiliates no longer possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of any Distributed Subsidiary, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

          “Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

          “Environment” means surface waters, groundwaters, soil, subsurface strata, surface, subsurface and ambient air.

          “Environmental Claims” means any Claims relating in any way to any Environmental Law or any Environmental Permit, including (a) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (b) any and all Claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the Environment.

          “Environmental Laws” means all Laws, as amended through the Closing, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety, natural resources or

Hazardous Materials, including CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; and the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.

          “Environmental Permits” means all permits, approvals, identification numbers, licenses and other authorizations required under or issued pursuant to any applicable Environmental Law.

          “Escrow Agent” means Wachovia Bank, National Association.

          “Escrow Amount” means $38 million, subject to adjustment pursuant to Sections 2.02(b)(iii) and 8.09.

          “Estimated Closing Balance Sheet” means the estimated consolidated balance sheet of the Company and the Acquired Subsidiaries to be delivered by the Seller to the Purchaser in accordance with Section 2.07.

          “Estimated Closing Book Value” means the excess of the book value of the Adjusted Assets over the book value of the Adjusted Liabilities, calculated based on the Estimated Closing Balance Sheet.

          “Excluded Taxes” means (i) Taxes imposed on or payable by the Company, any Subsidiary or any Affiliated Group for any Pre-Closing Tax Period; provided that, in the case of any Income Taxes attributable to the Company and the Subsidiaries for the taxable period ending on the Closing Date, Excluded Taxes shall only include the amount of Income Taxes in excess of the Final 2003 Tax Liability or the Subsequent 2003 Tax Liability, as applicable; (ii) Taxes imposed on the Purchaser as a result of any breach of warranty or representation under Section 3.22, or breach by the Seller of any covenant related to Taxes contained in this Agreement; and (iii) one hundred percent of all Conveyance Taxes arising with respect to the Initial Distribution and fifty percent of all Conveyance Taxes arising with respect to the sale of the Shares; provided that, in the case of any Conveyance Taxes arising with respect to the Initial Distribution, Excluded Taxes shall only include the amount of such Conveyance Taxes in excess of any Conveyance Taxes that are reflected on the Final Statement of Tax Liability. Notwithstanding the foregoing, any such Taxes described in clause (i), (ii) or (iii) of the preceding sentence shall be treated as Excluded Taxes only to the extent that such Taxes exceed the amount, if any, specifically reserved for Excluded Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the final Closing Statement of Adjusted Net Assets. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall within the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (ii)

Taxes (other than Property Taxes) allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the date of the Closing.

          “Fully Diluted Medifax Shares” means 15,973,430 shares, which is equal to the sum of 14,440,930 outstanding shares of Medifax Common Stock plus 1,532,500 shares of Medifax Common Stock issuable upon exercise of Stock Options; provided, however, that, if applicable, the Fully Diluted Medifax Shares shall be adjusted as provided in Exhibit 7.02(r).

          “Governmental Authority” means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

          “Hazardous Materials” means (a) petroleum and petroleum products, radioactive materials, asbestos-containing materials, mold, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls and radon gas, (b) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substance which is regulated by any Environmental Law.

          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          “Income Taxes” means any federal, state, local or foreign income or franchise Taxes or other Taxes measured by income.

          “Indebtedness” means, with respect to any Person, whether or not contingent, (a) indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or other similar instruments or by letters of credit, including purchase money obligation or other obligations relating to the deferred purchase price of property (other than trade payables incurred in the ordinary course of business), (c) obligations under direct or indirect guaranties in respect of indebtedness of others, (d) obligations under derivative financial instruments, including, without limitation, interest rate swaps, (e) obligations as lessee under capital leases, (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (g) contingent obligations arising from or related to acquisitions consummated by such Person, (h) for those Persons party thereto, all rent and other payment obligations under the Capital Lease Facility, (i) for those Persons party thereto, all purchase price and other payment obligations under the Working Capital Facility, (j) all Indebtedness of others referred to in clauses (a) through (i) above guaranteed directly or indirectly in any manner by such Person, (k) the aggregate amount payable to former shareholders of The Potomac Group, Inc., as more fully described in Section 3.26 of the

Disclosure Schedule, and (l) accrued interest, if any, on and all fees and other amounts owed in respect of any of the foregoing.

          “Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

          “Indemnifying Party” means Seller pursuant to Section 8.02 and the Purchaser pursuant to Section 8.03, as the case may be.

          “Intellectual Property” means (i) patents, patent applications, and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, trade names, corporate names, and other identifiers of source or goodwill, including registrations and applications for registration thereof and including the goodwill of the business symbolized thereby or associated therewith, (iii) copyrights and registrations and applications for registration thereof, (iv) confidential and proprietary information, including trade secrets, know-how and invention rights and (v) software, including, where applicable, source code, object code, operating systems, applications programs, file and utility programs, whether run locally or remotely via a network, including the Internet, or an intranet or extranet, and documentation for such computer software.

          “IRS” means the Internal Revenue Service of the United States.

          “IT Systems” means all computer systems, programs, networks, hardware, intellectual property software, software engines, databases, operating systems, Internet websites, Website content and links and equipment used to process, store, maintain and operate data, information and functions used in, intended to be used in, or held for use in the business of the Company or the Acquired Subsidiaries.

          “Knowledge” means (i) with respect to the Seller, the actual knowledge of the individuals listed on Exhibit 1.01(a)(i) attached hereto after due inquiry of those employees of the Company, any Acquired Subsidiary or any of their respective Affiliates who have primary or supervisory responsibility for the matter at issue; and (ii) with respect to the Purchaser, the actual knowledge of the individuals on Exhibit 1.01(a)(ii) after due inquiry of those employees of the Purchaser who have primary or supervisory responsibility for the matter at issue.

          “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

          “Leased Real Property” means the real property leased by the Company or any Acquired Subsidiary as tenant, together with, to the extent leased by the Company or any Acquired Subsidiary, all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Acquired Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

          “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

          “Licensed Intellectual Property” means Intellectual Property licensed to the Company or any Acquired Subsidiary pursuant to the Company IP/IT Agreements.

          “Material Adverse Effect” means any circumstance, change in or effect on the Company and any Acquired Subsidiary, that, individually or in the aggregate with all other circumstances, changes in or effects on the Company or any Acquired Subsidiary: (a) is or is reasonably likely to be materially adverse to the business, operations, assets or liabilities (including contingent liabilities), results of operations or the condition (financial or otherwise) of the Company and the Acquired Subsidiaries, taken as a whole or (b) is reasonably likely to materially adversely effect the ability of the Purchaser to operate or conduct the business of the Company and the Acquired Subsidiaries in the manner in which it is currently operated or conducted by the Company and the Acquired Subsidiaries; provided, however, that a Material Adverse Effect shall not include any circumstance, change in or effect on the Company or any Acquired Subsidiary, directly or indirectly, arising out of, attributable to or as a consequence of: (a) conditions, events or circumstances generally affecting the healthcare industry or the overall economy (including as may result from any terrorist attacks, any war, any armed hostilities or any other national or international response related thereto), except those conditions, events or circumstances that adversely affect the Company and the Acquired Subsidiaries to a greater extent than they affect other entities operating in such industries; or (b) any adverse change in applicable Law.

          “Medifax” means MediFAX-EDI, Inc., a corporation organized under the laws of Tennessee and a wholly owned subsidiary of the Company.

          “Medifax Common Stock” means a share of common stock, par value $.01 per share, of Medifax.

          “Net Assets” means Assets less Liabilities.

          “Net Closing Date Indebtedness” means the Closing Date Indebtedness less the payments made by the Seller pursuant to Section 2.05(b).

          “Option Holder” means each holder of Stock Options.

          “PCI” means Project Click, Inc.

          “Per Option Consideration” means the quotient obtained by dividing the Adjusted Purchase Price by the Fully Diluted Medifax Shares.

          “Permit” means any license, permit, franchise, certificate of authority or order of, or registration with, or any waiver of any of the foregoing by any Governmental Authority.

          “Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have commenced: (a) liens for Taxes not yet due and payable, for which adequate reserves have been maintained in accordance with U.S. GAAP; (b) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that (i) are not overdue for a period of more than thirty (30) days and (ii) are not in excess of $5,000 in the case of a single property or $50,000 in the aggregate at any time; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; and (d) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, individually or in the aggregate, materially adversely affect the value of or the use of such property for its current purposes.

          “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          “Post-Closing Tax Period” means any taxable period (or portion thereof) beginning on or after the date of Closing.

          “Pre-Closing Acquisition/Divestiture Agreements” means (i) the Asset Purchase Agreement, dated January 5, 2001, among Medi, Inc., Quality Medi-Cal Adjudication, Inc., Health Receivables Management, Inc. and Health Management Systems; (ii) Agreement and Plan of Merger, dated April 1, 2003, among Medifax, Medifax Acquisition, Inc., Medi, Inc. and certain shareholders of Medi, Inc. listed on the signature pages thereto; (iii) Stock Purchase Agreement, dated December 21, 2001, among Medifax and the shareholders of MedWare Solutions, Inc. (formerly known as DVW, Inc.) listed on the signature pages thereto; (iv) Asset Purchase Agreement, dated May 31, 2002, as amended on March 26, 2003, among Medifax, Working Rx LC and Brian J. Anderson; and (v) Asset Purchase Agreement, dated March 8, 2001, among Systems Xcellence USA, Inc., Systems Xcellence Inc., ComCoTec, Inc. and Medifax.

          “Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the date of Closing.

          “Property Taxes” means real and personal ad valorem property Taxes and any other Taxes imposed on a periodic basis and measured by the level of any item.

          “Purchase Price Bank Account” means a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least five (5) Business Days before the Closing.

          “Purchaser’s Accountants” means Ernst & Young LLP, independent accountants of the Purchaser, located in Iselin, New Jersey.

          “Receivables” means any and all accounts receivable, notes and other amounts receivable from third parties, including customers and employees, arising from the conduct of the business of the Company and the Acquired Subsidiaries before the Closing, whether or not in the ordinary course, together with any unpaid financing charges accrued thereon.

          “Redeemed Shares” means that number of issued and outstanding shares of the Company such that the quotient obtained by dividing such number of shares by the total number of issued and outstanding shares of the Company equals the quotient obtained by dividing the value of (i) the Distributed Subsidiary Valuation by (ii) the Purchase Price plus the Distributed Subsidiary Valuation.

          “Reference Balance Sheet” means the consolidated balance sheet of the Company and the Acquired Subsidiaries, dated as of the Reference Statement Date, a copy of which is set forth in Section 3.08(a)(i) of the Disclosure Schedule.

          “Reference Book Value” means the excess of the book value of the Adjusted Assets over the book value of the Adjusted Liabilities, calculated based on the Reference Balance Sheet.

          “Reference Statement Date” means June 30, 2003.

          “Reference Statement of Adjusted Net Assets” means the consolidated statement of the Adjusted Net Assets of the Company and the Acquired Subsidiaries, dated as of the Reference Statement Date, a copy of which is set forth in Section 3.08(a)(ii) of the Disclosure Schedule.

          “Registered Intellectual Property” means all Intellectual Property formally registered (or with respect to which a formal registration is pending) with the appropriate Governmental Authority or private agency.

          “Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal Tax statutes.

          “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing, appearing and the like into or upon any land, building, surface, subsurface or water or air or otherwise entering into the Environment.

          “Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment; or (c) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring.

          “Seller Transaction Expenses” means the Seller’s expenses and the expenses of the Seller’s legal counsel, accountants and other advisors (excluding any fees of the Appraiser or the Company’s Accountants paid by the Purchaser pursuant to Section 10.01), but including, without limitation, STRH and Jefferies, incurred on or prior to the Closing in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, as set forth on the statement delivered by the Seller to the Purchaser pursuant to Section 2.06.

          “Stock Option” means each option to acquire shares of Medifax Common Stock pursuant to the Stock Option Plan.

          “Stock Option Plan” means the MediFAX-EDI, Inc. 2001 Stock Option Plan.

          “Straddle Period” means any taxable period beginning on or prior to and ending after the date of the Closing.

          “Subsidiaries” means Medifax and any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by the Company or Medifax directly or indirectly through one or more intermediaries.

          “Tangible Personal Property” means the machinery, equipment, tools, supplies, furniture, fixtures, personalty, vehicles, rolling stock and other tangible personal property used in the business of the Company or the Acquired Subsidiaries or owned or leased by the Company or any Acquired Subsidiary.

          “Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, (b) any liability for the payment of any Tax as a result of membership in any Affiliated Group and (c) any transferee or secondary liability in respect of any Tax (whether imposed by Law or contractual arrangement).

          “Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Tax authority, including any schedule or attachment thereto, and including any amendment thereof.

          “Transfer” means the transferring of ownership by sale, exchange, assignment, gift, donation, grant or other conveyance of any kind, whether voluntary or involuntary, including transfers by operation of law or legal process.

          “U.S. GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

          “Vendor” means any physician practice management vendor, clearinghouse vendor, reseller or other similar Persons (other than a healthcare provider).

          “Working Capital Facility” means the Working Capital Murabaha Facility, dated as of June 13, 2002 and amended on April 14, 2003, among PCI, First Islamic Funding Capital Limited and Medifax.

          “Working Rx” means Working Rx, Inc., a corporation organized under the laws of Delaware and a wholly owned subsidiary of Medifax.

          SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“2001/2002 Medical Services Financial Statements”	3.08(a)
“280G Letter Agreements”	6.07
“401(k) Plan”	6.03
“Accrued Bonuses”	6.01
“Additional Employment Agreements”	6.02
“Additional Financing Release Documents”	7.02(k)(ii)
“Agreement”	Preamble
“Appraiser”	2.02(b)(i)
“Audited Medical Services Financial Statements”	5.12
“Basket Amount”	8.04(a)
“Closing”	2.04
“Closing Date”	2.04
“Common Stock”	Recitals
“Company”	Preamble
“Company Marks”	5.07(a)
“Crescent”	7.02(n)
“Crescent/First Islamic Letter Agreements”	7.02(n)
“Deloitte”	2.02(b)(ii)(B)
“Distributed Subsidiary Valuation”	2.02(b)(i)
“Employment Agreements”	Recitals
“ERISA”	3.20(a)
“Escrow Account”	2.06(b)
“Escrow Agreement”	2.10
“Estimated 2003 Tax Liability”	2.02(b)(i)
“Estimated Statement of Adjusted Net Assets”	2.07(a)
“Estimated Tax Liability”	2.02(b)(i)
“Extended Termination Date”	9.01(c)
“Final 2003 Tax Liability”	2.09(a)
“Final Statement of Tax Liability”	2.09(a)
“Final Tax Liability”	2.09(a)(i)

Definition	Location

“Financial Statements”	3.08(a)
“Financing Release Documents”	7.02(k)(ii)
“HIPAA”	3.14(a)
“HIPAA Commitments”	3.14(b)
“Independent Accounting Firm”	2.02(b)(ii)(B)
“Interim Financial Statements”	3.08(a)
“Interim Medical Services Financial Statements”	3.08
“Initial Distribution”	5.11
“Jefferies”	3.25
“lease”	3.16(a)
“Loss”	8.02(a)
“Material Contract”	3.16(a)
“Medical Services Financial Statements”	5.12
“Multiemployer Plan”	3.22(b)
“Multiple Employer Plan”	3.22(b)
“Non-Competition Restricted Period”	5.08(a)
“Non-Solicitation/Non-Hire Restricted Period”	5.08(b)
“PCI Financing Release Documents”	7.02(k)
“Pension Plan”	3.20(b)
“Plans”	3.20(a)
“Power of Attorney”	3.28
“Principal Employment Agreements”	Recitals
“Purchaser”	Preamble
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser Companies”	6.01
“Purchaser Indemnified Party”	8.02(a)
“Raymond James”	4.07
“Schedule Update Notice”	5.05(b)
“Seller Indemnified Party”	8.03(a)
“Seller”	Preamble
“Separation Agreement”	Recitals
“Shared Medifax Employee Plans”	6.04
“Shares”	Recitals
“Statement of Estimated Tax Liability”	2.02(b)(i)
“STRH”	3.25
“Subsequent 2003 Tax Liability”	8.07(a)
“Subsequent Statement of Tax Liability”	8.07(a)
“Subsequent Tax Liability”	8.07(a)
“Termination Date”	9.01(c)
“Third Party Claim”	9.05(b)

Definition	Location

“Total Option Consideration”	2.06(b)(iii)
“Unaudited Medical Services Financial Statements”	3.08(a)
“Unresolved Amount”	2.02(b)(iii)

          SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented through the Closing, including by succession of comparable successor Laws;

(h) references to a Person are also to its successors and permitted assigns; and

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

          SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, the Shares, and the Purchaser shall purchase the Shares.

          SECTION 2.02. Purchase Price. (a) Subject to the adjustments set forth in Sections 2.07, 2.08 and 2.09, the purchase price for the Shares shall be $280 million less (i) the amount of the Estimated Tax Liability (as provided in Section 2.02(b)), (ii) the Net Closing Date Indebtedness, (iii) the Total Option Consideration (as defined in Section 2.06(b)(iii)), and (iv) the Accrued Bonuses (as defined in Section 6.01) (the “Purchase Price”). The Purchaser shall deduct from the Purchase Price (including any amounts payable under Sections 2.08, 2.09 or 8.07), and the Seller shall cause Medifax to deduct from the Total Option Consideration, any amounts required to be withheld or deducted under the Code or other applicable Tax Law; provided, however, that the Purchaser shall give the Seller written notice of any such withholding with respect to the Purchase Price (including any amounts payable under Sections 2.08, 2.09 or Section 8.07), within five (5) Business Days of the Closing or other date of such payment, as applicable, so as to give the Seller time to obtain, file or provide any exemption certificate or other document to reduce or eliminate any such withholding; and provided further, however, that in the event that the Seller does not give the Purchaser written notice of its intention to so obtain, file or provide any such certificate or document within two (2) days of the Purchaser giving the Seller notice pursuant to this Section 2.02(a), the Purchaser shall be entitled to withhold such amounts and remit them to the appropriate taxing authority. Any amounts so deducted shall be remitted by the Purchaser to the appropriate taxing authority on a timely basis.

          (b) Determination of Estimated Tax Liability. (i) Upon the later of (i) thirty (30) days prior to the Closing and (ii) the receipt by the Seller of the Distributed Subsidiary Valuations, but in no event less than ten (10) days prior to the Closing, the Seller shall deliver to the Purchaser a written statement (the “Statement of Estimated Tax Liability”) setting forth, in reasonable detail, the estimated aggregate Tax Liability (as calculated below) of the Company and the Subsidiaries attributable to the sum of (A) the estimated U.S. federal, state and local Income Tax Liability of the Company and the Subsidiaries for the taxable period (or the portion thereof) ending on the Closing Date (the “Estimated 2003 Tax Liability”) and (B) the amount of any Conveyance Taxes payable in connection with the Initial Distribution (such aggregate amount, the “Estimated Tax Liability”). In calculating such Tax Liability, the Seller shall (A) assume that the effective Tax rate of the Company and the Subsidiaries is the combined U.S. federal corporate Income Tax rate and state and local corporate Income Tax rates in effect on the date of such determination that would apply to the Company and the Subsidiaries (giving effect to the deductibility of state and local Income Taxes in making such calculation); (B) include the gain recognized by the Company and the Subsidiaries as a result of the Initial Distribution; (C) take into account the Income Tax deduction available to the Company related to payments made with respect to the Medifax Stock Options; and (D) take into account the amount of any estimated Tax payments made by the Company and the Subsidiaries with respect to the taxable period (or the portion thereof) ending on the Closing Date. For purposes of calculating the

Estimated 2003 Tax Liability, the (A) Seller and the Purchaser shall obtain an appraisal from Standard & Poor’s Consulting Valuation Group (the “Appraiser”) setting forth the estimated fair market value of the stock of each of Apollo, Working Rx, and ABOL on the date of the Initial Distribution (each, a “Distributed Subsidiary Valuation”) and a written statement setting forth, in reasonable detail, the basis for such determination; and (B) the Seller shall (I) determine the estimated Tax basis, for Income Tax purposes, of Medifax in the stock of each of Apollo, Working Rx, and ABOL, Inc. as of the date of the Initial Distribution and (II) provide the Purchaser with a written statement setting forth, in reasonable detail, the basis for such determination. As of the date hereof and regardless of whether the Statement of Estimated Tax Liability has been delivered, the Seller, the Company and their Affiliates shall provide the Purchaser and the Appraiser with such cooperation and information as any of them shall reasonably request, including, without limitation, information related to the determination of the estimated fair market value of (and the estimated Tax basis of Medifax in) the stock of each of Apollo, Working Rx and ABOL as of the date of the Initial Distribution.

(ii) (A) Subject to clause (B) of this Section 2.02(b)(ii), the Statement of Estimated Tax Liability delivered to the Purchaser shall be final, binding and conclusive on the parties hereto.

(B) The Purchaser may dispute any amounts reflected on the Statement of Estimated Tax Liability; provided, however, that the Purchaser shall have notified the Seller in writing of each disputed item, specifying the estimated amount thereof in dispute and set forth, in reasonable detail, the basis for such dispute, within ten (10) days of the Seller’s delivery of the Statement of Estimated Tax Liability to the Purchaser. In the event of such a dispute, the Seller and the Purchaser shall attempt, in good faith, to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If the Seller and the Purchaser are unable to reach a resolution with such effect within ten (10) days after the receipt by the Seller of the Purchaser’s written notice of dispute, the Purchaser and the Seller shall submit the items remaining in dispute for resolution to Deloitte & Touche LLP (“Deloitte”) (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of the Seller and the Purchaser, to one of three independent accounting firms of international reputation proposed by the Purchaser and selected by the Seller) (either Deloitte or such other accounting firm being referred to herein as the “Independent Accounting Firm”), which shall, within fifteen (15) days after such submission, determine and report to the Seller and the Purchaser upon such remaining disputed items, and such report shall be (absent manifest error) final, binding and conclusive on the Seller and the Purchaser. For the avoidance of doubt, the parties acknowledge and agree that the Independent Accounting Firm, in determining the Estimated Tax Liability, shall review solely those items in dispute that are submitted to such Independent Accounting Firm pursuant to this Section 2.02(b)(ii)(B). The fees and disbursements of the Independent Accounting Firm shall be allocated equally between the Seller and the Purchaser.

(iii) Notwithstanding the foregoing, if the Purchaser disputes any amounts reflected on the Statement of Estimated Tax Liability and such dispute has not been resolved pursuant to Section 2.02(b)(ii)(B) at such time as all of the conditions to Closing set forth in Sections 7.01 and 7.02 have been satisfied or could be satisfied at the Closing, the Purchaser and the Seller shall cause the Closing to occur using the Estimated Tax Liability set forth in the Seller’s Statement of Estimated Tax Liability, as adjusted to reflect disputed amounts that have been finally resolved in accordance with Section 2.02(b)(ii)(B), and the Escrow Amount shall be increased on the Closing Date by the Purchaser deducting from the amount otherwise payable to the Seller pursuant to Section 2.06(a)(i) the amount remaining in dispute under this Section 2.02(b)(iii) on such date (such amount, the “Unresolved Amount”) and placing such Unresolved Amount in the Escrow Account. The dispute resolution process described in Section 2.02(b)(ii)(B) shall continue following the Closing in accordance with its terms.

(iv) Within three (3) Business Days of the Estimated Tax Liability being deemed final, a Purchase Price adjustment shall be made as follows:

(A) If the amount of the Estimated Tax Liability used for purposes of the Closing pursuant to Section 2.02(b)(iii) exceeds the finally determined Estimated Tax Liability, then the Purchase Price shall be adjusted upward in an amount equal to such excess; and the Purchaser shall pay the amount of such excess to the Seller in cash by wire transfer of immediately available federal funds to such bank account(s) as shall be designated in writing by the Seller to the Purchaser within two (2) Business Days of the resolution of all disputes regarding the Statement of Estimated Tax Liability and the Purchaser and the Seller shall jointly instruct the Escrow Agent to release to the Seller from the Escrow Account an amount equal to the Unresolved Amount.

(B) If the amount of the Estimated Tax Liability used for purposes of the Closing pursuant to Section 2.02(b)(iii) is less than the finally determined Estimated Tax Liability, then the Purchase Price shall be adjusted downward in an amount equal to such difference, and the Purchaser and the Seller shall jointly instruct the Escrow Agent to distribute (I) to the Purchaser such amount from the Escrow Account, and (II) to the Seller an amount equal to the Unresolved Amount less the amount of the distribution to the Purchaser pursuant to Section 2.02(b)(iv)(B)(I), in each case from the Escrow Account in accordance with the terms of the Escrow Agreement.

(v) In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

          SECTION 2.03. Stock Options. No later than the date of this Agreement the Seller shall deliver to the Purchaser an amendment to the Stock Option Plan, providing that the transactions contemplated by this Agreement shall be deemed to constitute a “Change of Control Event” (as defined in the Stock Option Plan) and that the consideration to be received by each Option Holder pursuant to Section 2.06(b)(iii) hereof shall be deemed to constitute the consideration required to be paid to each Option Holder under Section 12 of the Stock Option

Plan upon a Change of Control Event. At least five (5) Business Days prior to Closing, the Seller shall deliver to the Purchaser the written consent, in the form attached hereto as Exhibit 2.03(a), of each Option Holder who has not previously entered into a Principal Option Consent consenting to the cancellation of their Stock Options. Upon payment to each Option Holder of the payment contemplated by Section 2.06(b)(iii), the Stock Option Plan shall be terminated and all such Stock Options shall be cancelled and shall entitle the Option Holders to no further rights. The Seller shall cause the Option Holders to deliver to the Purchaser, at least five (5) Business Days prior to the Closing, the wire transfer instructions to be delivered to the Purchaser pursuant to Section 2.06(c).

          SECTION 2.04. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 A.M. New York time on the later to occur of (a) December 5, 2003 or (b) the fifth (5th) Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Section 7.01(b) and Sections 7.02(b) and (d) or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

          SECTION 2.05. Closing Deliveries by the Seller. (a) At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(i) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and with all required stock transfer tax stamps affixed;

(ii) executed counterparts of each Ancillary Agreement to which the Seller is a party, to the extent not previously delivered;

(iii) a receipt for the Purchase Price less the Escrow Amount;

(iv) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Seller, of the resolutions duly and validly adopted by the Board of Directors of the Seller evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;

(v) a certificate of the Secretary or an Assistant Secretary of the Seller certifying the names and signatures of the officers of the Seller authorized to sign this Agreement and the Ancillary Agreements and the other documents to be delivered hereunder and thereunder;

(vi) a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 7.02(a);

(vii) the resignations, effective as of the Closing, of all of the directors and officers of the Company and each Acquired Subsidiary, except for such persons as shall have been designated in writing prior to the Closing by the Purchaser to the Seller;

(viii) a copy of (i) the Certificates of Incorporation, as amended (or similar organizational documents), of the Company and of each Acquired Subsidiary, certified by the Secretary of State of the jurisdiction in which each such entity is incorporated or organized, as of a date not earlier than five (5) Business Days prior to the Closing and accompanied by a certificate of the Secretary or Assistant Secretary of each such entity, dated as of the Closing, stating that no amendments have been made to such Certificate of Incorporation (or similar organizational documents) since such date, and (ii) the By-laws (or similar organizational documents) of the Company and of each Acquired Subsidiary, certified by the Secretary or Assistant Secretary of each such entity;

(ix) a statement, in a form reasonably acceptable to the Purchaser, from the Company pursuant to Section 1.1445-2(c)(3) of the Regulations certifying that the Shares are not U.S. real property interests (as defined by the Code);

(x) good standing certificates for the Company and for each Acquired Subsidiary from the Secretary of State of the jurisdiction in which case such entity is incorporated or organized and from the Secretary of State in each other jurisdiction in which the properties owned or leased by any of the Company or any Acquired Subsidiary, or the operation of its business in such jurisdiction, requires the Company or any Acquired Subsidiary to qualify to do business as a foreign corporation, in each case dated as of a date not earlier than five (5) Business Days prior to the Closing;

(xi) the general release and discharge from the Seller referred to in Section 5.09(a) in form and substance satisfactory to the Purchaser in its sole discretion;

(xii) a certificate of the chief executive officer or the chief financial officer of the Company certifying as to the Closing Date Indebtedness and the Net Closing Date Indebtedness;

(xiii) the Audited Medical Services Financial Statements to be delivered pursuant to Section 5.12;

(xiv) the Financing Release Documents (as defined in Section 7.02(k));

(xv) the Crescent/First Islamic Letter Agreements (as defined in Section 7.02(n));

(xvi) the Termination Agreement (as defined in Section 7.02(p));

(xvii) the Additional Employment Agreements;

(xviii) a statement setting forth the amount of the Seller Transaction Expenses as of the Closing; and

(xix) such other certificates, instruments or documents as the Purchaser may reasonably request in order to effect and document the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) At the Closing, the Seller shall cause all of the cash and cash equivalents of the Company and the Acquired Subsidiaries as of the Closing Date to be used to repay a portion of the Closing Date Indebtedness equal to the amount of such cash and cash equivalents.

          SECTION 2.06. Closing Deliveries by the Purchaser. (a) At the Closing, the Purchaser shall deliver to the Seller:

(i) the Purchase Price less the Escrow Amount by wire transfer in immediately available funds to the Purchase Price Bank Account;

(ii) executed counterparts of each Ancillary Agreement to which the Purchaser is a party, to the extent not previously delivered;

(iii) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby;

(iv) a certificate of the Secretary or an Assistant Secretary of the Purchaser certifying the names and signatures of the officers of the Purchaser authorized to sign this Agreement and the Ancillary Agreements and the other documents to be delivered hereunder and thereunder;

(v) a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 7.01(a); and

(vi) such other certificates, instruments or documents as the Seller may reasonably request in order to effect and document the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) At the Closing, the Purchaser shall:

(i) deliver to the Escrow Agent, in accordance with the Escrow Agreement, the Escrow Amount by wire transfer in immediately available funds to an account designated therefore in the Escrow Agreement (the “Escrow Account”).

(ii) repay, or cause to be repaid, the Net Closing Date Indebtedness; and

(iii) pay to Medifax, on behalf of each Option Holder in accordance with Section 2.03, with respect to each share of Medifax Common Stock obtainable upon exercise of the Stock Options held by such Option Holder and outstanding immediately prior to the Closing, an amount equal to (A) the Per Option Consideration less (B) the per share exercise price of such Stock Option (the aggregate of such payments, the “Total Option Consideration”).

(c) All payments required under this Section 2.06 shall be made in cash by wire transfer of immediately available federal funds to such bank account(s) as shall be designated in writing by the recipient at least five (5) Business Days prior to the Closing.

          SECTION 2.07. Pre-Closing Adjustment of Purchase Price. The Purchase Price shall be subject to adjustment prior to the Closing as specified in this Section 2.07:

(a) Not fewer than three (3) Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser the Estimated Closing Balance Sheet and an estimated statement of Adjusted Net Assets as of the Closing Date (the “Estimated Statement of Adjusted Net Assets”), with supporting detail, based on a good faith estimate of the amount of each line item thereon, together with a certificate of an officer of the Seller that the Estimated Closing Balance Sheet and the Estimated Statement of Adjusted Net Assets was prepared in accordance with U.S. GAAP applied on a consistent basis with the preparation of the Reference Balance Sheet and the Reference Statement of Adjusted Net Assets.

(b) The Purchase Price shall be adjusted as follows:

(i) in the event that the Estimated Closing Book Value exceeds the Reference Book Value, then the Purchase Price shall be adjusted upward in an amount equal to such excess;

(ii) in the event that the Reference Book Value exceeds the Estimated Closing Book Value, then the Purchase Price shall be adjusted downward in an amount equal to such excess.

          SECTION 2.08. Post-Closing Adjustment of Purchase Price. The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.08:

(a) Closing Statement of Adjusted Net Assets. (i) As promptly as practicable, but in any event within ninety (90) calendar days following the Closing, the Purchaser shall prepare and deliver to the Seller the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets.

(ii) The parties acknowledge and agree that the Purchase Price is based on the Reference Balance Sheet and the Reference Statement of Adjusted Net Assets and that the purchase price adjustment contemplated by this Section 2.08 is intended to reflect changes solely as a result of operations of the Company and the Acquired Subsidiaries from the Reference Date to the Closing Date, inclusive of all transactions and all changes in facts and circumstances actually occurring during such period, and permitted or contemplated by this Agreement; it being understood that the Seller shall use its reasonable efforts to use all cash and cash equivalents of the Company and the Acquired Subsidiaries to repay Closing Date Indebtedness pursuant to Section 2.05(b), but that all remaining cash and cash equivalents not used to repay a portion of Closing Date

Indebtedness pursuant to Section 2.05(b) shall be reflected on the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets; and it being further understood that to the extent that any Indebtedness existed as of the Closing Date and was not taken into account when determining the Net Closing Indebtedness, such Indebtedness shall be reflected on the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets.

(iii) Copies of the Reference Balance Sheet and the Reference Statement of Adjusted Net Assets are set forth in Sections 3.08(a)(i) and 3.08(a)(ii), respectively, of the Disclosure Schedule and the Reference Statement of Adjusted Net Assets reflects the Adjusted Net Assets of the Company and the Acquired Subsidiaries as of the Reference Statement Date. The parties acknowledge and agree that for purposes of determining the Purchase Price adjustment pursuant to this Section 2.08, each of the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets shall be prepared on a basis consistent with and utilizing the same principles, practices and policies of the Company and the Acquired Subsidiaries as those used in preparing the Reference Balance Sheet and the Reference Statement of Adjusted Net Assets, as applicable.

(iv) The Seller and its representatives shall be given timely access to the Purchaser’s Accountants, and the books, records, facilities and employees of the Company and the Acquired Subsidiaries, including all supporting documents and work papers used in the preparation of the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets, as reasonably appropriate in connection with its review of the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets.

(b) Disputes. (i) Subject to clause (ii) of this Section 2.08(b), the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets delivered by the Purchaser to the Seller shall be final, binding and conclusive on the parties hereto.

(ii) The Seller may dispute (i) any amounts reflected on the Closing Balance Sheet, but only on the basis that the amounts reflected on the Closing Balance Sheet were not arrived at in accordance with U.S. GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet or were arrived at based on mathematical or clerical error, and (ii) any amounts on the Closing Statement of Adjusted Net Assets, but only on the basis that they were not arrived at in a manner consistent with the preparation of the Reference Statement of Adjusted Net Assets or were arrived at based on mathematical or clerical error; provided, however, that the Seller shall have notified the Purchaser in writing of each disputed item, specifying the estimated amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) Business Days of the Purchaser’s delivery of the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets to the Seller. In the event of such a dispute, the Seller and the Purchaser shall attempt, in good faith, to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If the Seller and the Purchaser are unable to reach a resolution with such effect within twenty (20) Business Days after the receipt by the Purchaser of the Seller’s written notice of dispute, the Seller and the Purchaser shall submit the items remaining in dispute for resolution to the Independent Accounting Firm, which shall, within thirty (30) Business Days after such submission, determine and report to the Seller and the Purchaser upon such remaining disputed items, and such report shall be (absent manifest error) final, binding and conclusive on the Seller and the Purchaser. The fees and disbursements of the Independent Accounting Firm shall be allocated equally between the Seller and the Purchaser.

(c) Purchase Price Adjustment. The Closing Balance Sheet and the Closing Statement of Adjusted Net Assets shall be deemed final for the purposes of this Section 2.08 upon the earliest of (i) the failure of the Seller to notify the Purchaser of a dispute within thirty (30) Business Days of the Purchaser’s delivery of the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets to the Seller, (ii) the resolution of all disputes, pursuant to Section 2.08(b)(ii), by the Seller and the Purchaser and (iii) the resolution of all disputes, pursuant to Section 2.08(b)(ii), by the Independent Accounting Firm. Within three (3) Business Days of the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets being deemed final, a Purchase Price adjustment shall be made as follows:

(i) If the Closing Book Value exceeds the Estimated Closing Book Value, then the Purchase Price shall be adjusted upward in an amount equal to such excess and the Purchaser shall pay the amount of such excess to the Seller in cash by wire transfer of immediately available federal funds to such bank account(s) as shall be designated in writing by the Seller to the Purchaser within two (2) Business Days of the Closing Balance Sheet and the Closing Statement of Adjusted Net Assets being deemed final.

(ii) If the Closing Book Value is less than the Estimated Closing Book Value, then the Purchase Price shall be adjusted downward in an amount equal to the difference and the Purchaser shall be entitled to a distribution equal to such amount from the Escrow Account in accordance with the terms of the Escrow Agreement.

          SECTION 2.09. Determination of Final Tax Liability. (a) Statement of Tax Liability. (i) At least ninety-five (95) days prior to the filing of the consolidated U.S. federal Income Tax Return of the Company and the Subsidiaries for the taxable period ending on the Closing Date (such Tax Return, the “Final Consolidated Tax Return”), the Purchaser shall prepare and deliver to the Seller a written statement (the “Final Statement of Tax Liability”) setting forth, in reasonable detail, the Purchaser’s determination of (A) the aggregate Tax Liability of the Company and the Subsidiaries attributable to (I) the U.S. federal, state and local Income Tax Liability of the Company and the Subsidiaries for the taxable period (or the portion thereof) ending on the Closing Date (the “Final 2003 Tax Liability”) and (II) the amount of any Conveyance Taxes payable in connection with the Initial Distribution (such aggregate amount, the “Final Tax Liability”). In calculating the Final 2003 Tax Liability, (x) the Income Tax deduction available to the Company related to payments made with respect to the Medifax Stock Options shall be taken into account, (y) the gain recognized by the Company and the Subsidiaries as a result of the Initial Distribution shall be calculated using the Distributed Subsidiary Valuation, unless the applicable Distributed Subsidiary Purchase Price is believed to be better evidence of the fair market value of the applicable Distributed Subsidiary on the date of the

Initial Distribution than the applicable Distributed Subsidiary Valuation set forth on the Statement of Estimated Tax Liability, in which case the Distributed Subsidiary Purchase Price shall be used in calculating such gain, and (z) all other determinations shall be made in a manner consistent with past practices employed with respect to the Company and the Subsidiaries in preparing their Tax Returns (except to the extent that counsel for the Purchaser reasonably determines in writing that a Tax Return could not be so prepared and filed without being subject to penalties). In addition, the Final Statement of Tax Liability shall set forth, in reasonable detail, any changes to the adjusted Tax basis of Medifax in the stock of each of Apollo, Working Rx and ABOL as of the date of the Initial Distribution from the Tax basis that was used for purposes of calculating the Estimated 2003 Tax Liability.

(ii) The Purchaser and its representatives shall be given timely access to the Appraiser and the books, records, facilities and employees of the Seller and the Distributed Subsidiaries, as is reasonably appropriate in connection with preparation and determination of the Final Statement of Tax Liability. The Seller and its representatives shall be given timely access to the Appraiser, Purchaser’s Accountants and the books, records, facilities and employees of the Company and the Acquired Subsidiaries, including all supporting documents and work papers used in the preparation of the Final Statement of Tax Liability, as is reasonably appropriate in connection with its review of the Final Statement of Tax Liability.

          (b) Disputes. (i) Subject to clause (ii) of this Section 2.09(b), the Final Statement of Tax Liability delivered by the Purchaser to the Seller shall be final, binding and conclusive on the parties hereto.

(ii) The Seller may dispute any amounts reflected on the Final Statement of Tax Liability; provided, however, that the Seller shall have notified the Purchaser in writing of each disputed item, specifying the estimated amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within ten (10) days of the Purchaser’s delivery of the Final Statement of Tax Liability to the Seller. In the event of such a dispute, the Seller and the Purchaser shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If the Seller and the Purchaser are unable to reach a resolution with such effect within ten (10) days after the receipt by the Purchaser of the Seller’s written notice of dispute, the Purchaser and the Seller shall submit the items remaining in dispute for resolution to an Independent Accounting Firm, which shall, within twenty (20) days after such submission, determine and report to the Seller and the Purchaser upon such remaining disputed items, and such report shall be (absent manifest error) final, binding and conclusive on the Seller and the Purchaser. For the avoidance of doubt, the parties acknowledge and agree that the Independent Accounting Firm, in determining the Final Tax Liability, shall review solely those items in dispute that are submitted to such Independent Accounting Firm pursuant to this Section 2.09(b)(ii). The fees and disbursements of the Independent Accounting Firm shall be allocated equally between the Seller and the Purchaser.

          (c) Adjustment of Purchase Price. The Final Statement of Tax Liability shall be deemed final for the purposes of this Section 2.09 upon the earliest of (i) the failure of the

Seller to notify the Purchaser of a dispute within ten (10) days of the Purchaser’s delivery of the Statement of Tax Liability to the Seller, (ii) the resolution of all disputes, pursuant to Section 2.09(b)(ii), by the Seller and the Purchaser and (iii) the resolution of all disputes, pursuant to Section 2.09(b)(ii), by the Independent Accounting Firm. Within three (3) Business Days of the Final Statement of Tax Liability being deemed final, the Purchase Price shall be adjusted as follows:

(i) If the Final Tax Liability reflected on the Final Statement of Tax Liability exceeds the Estimated Tax Liability, then the Purchase Price shall be adjusted downward, and the Purchaser shall be entitled to a distribution equal to such amount from the Escrow Amount in accordance with the terms of the Escrow Agreement.

(ii) If the Estimated Tax Liability exceeds the Final Tax Liability reflected on the Final Statement of Tax Liability, then the Purchase Price shall be adjusted upward and the Purchaser shall pay the amount of such excess to the Seller in cash by wire transfer of immediately available federal funds to such bank account(s) as shall be designated in writing by the Seller to the Purchaser within two (2) Business Days of the Final Statement of Tax Liability being deemed final.

          SECTION 2.10. Escrow. The Seller and the Purchaser shall execute and deliver an Escrow Agreement with the Escrow Agent substantially in the form of Exhibit 2.10 (the “Escrow Agreement”). In accordance with the terms of the Escrow Agreement, the Purchaser shall deposit the Escrow Amount to be managed and paid out by the Escrow Agent in accordance with the terms of the Escrow Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE SELLER

          As an inducement to the Purchaser to enter into this Agreement, the Seller hereby represents and warrants to the Purchaser as follows:

          SECTION 3.01. Organization, Authority and Qualification of the Seller. The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified and in good standing would not (a) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or (b) materially adversely affect the ability of the Company and the Subsidiaries to conduct their respective businesses. The execution and delivery of this Agreement and the Ancillary Agreements by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller and its stockholders. This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser and/or the other parties thereto, as applicable) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms.

          SECTION 3.02. Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the business of the Company and the Acquired Subsidiaries as it has been and is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed or qualified and in good standing would not (x) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or (y) materially adversely affect the ability of the Company and the Acquired Subsidiaries to conduct their respective businesses, and all such jurisdictions are set forth in Section 3.02 of the Disclosure Schedule. All corporate actions taken by the Company have been duly authorized, and the Company has not taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its Certificate of Incorporation or By-laws. True and correct copies of the Certificate of Incorporation and By-laws of the Company, each as in effect on the date hereof, have been delivered by the Seller to the Purchaser.

          SECTION 3.03. Subsidiaries. (a) Except as set forth in Section 3.03(a) of the Disclosure Schedule, all the issued and outstanding capital stock of each of the Subsidiaries is wholly owned, whether directly or indirectly, by the Company. Except for the Stock Options under the Stock Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of any Subsidiary or obligating the Seller, the Company or any Acquired Subsidiary to issue or sell any shares of capital stock of, or any other interest in, any Acquired Subsidiary.

          (b) Other than the Subsidiaries, there are no other corporations, partnerships, joint ventures, associations or other entities in which the Company or any Subsidiary owns, of record or beneficially, any direct or indirect equity or other interest or any right or obligation (contingent or otherwise) to acquire the same. Other than the Acquired Subsidiaries, neither the Company nor any Acquired Subsidiary is a member of (nor is any part of the business of the Company or any Acquired Subsidiary conducted through) any partnership nor is the Company or any Acquired Subsidiary a participant in any joint venture or similar arrangement.

          (c) Each Acquired Subsidiary that is a corporation: (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has all necessary power and authority to own, operate or lease the properties and assets owned, operated or leased by such Acquired Subsidiary and to carry on its business as it has been and is currently conducted by such Acquired Subsidiary and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed or qualified and in good standing would not (x) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or (y) materially adversely affect the ability of the Company and the Acquired Subsidiaries to conduct their respective businesses. Each Acquired Subsidiary that is not a corporation: (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has all necessary power and authority to own, operate or lease the properties and assets owned, operated or leased by such Acquired Subsidiary and to carry on its business as it has been and is currently conducted by such Acquired Subsidiary and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed or qualified and in good standing would not (x) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or (y) materially adversely affect the ability of the Company and the Acquired Subsidiaries to conduct their respective businesses.

          (d) All corporate actions taken by each Acquired Subsidiary have been duly authorized and no Acquired Subsidiary has taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its Certificate of Incorporation or By-laws (or similar organizational documents). True and complete copies of the certificate of incorporation and by-laws (or similar organizational documents), in each case as in effect on the date hereof, of each Acquired Subsidiary have been delivered by the Seller to the Purchaser.

          SECTION 3.04. Capitalization. (a) The authorized capital stock of the Company consists of 100 shares of Common Stock. As of the date hereof, 100 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. None of the issued and outstanding shares of Common Stock of the Company was issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Shares or obligating either the Seller or the Company to issue or sell any Shares, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Shares constitute all of the issued and outstanding capital stock of the Company and are owned of record and beneficially by the Seller free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement and registration of the Shares in the name of the Purchaser in the stock records of the Company, the Purchaser, assuming it shall have purchased the Shares for value in good faith and without notice of any adverse claim, will own all the issued and outstanding capital stock of the Company free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement, the Shares will be fully paid and nonassessable. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

          (b) The authorized capital stock of Medifax consists of 50 million shares of Medifax Common Stock and 5 million shares of preferred stock, par value $0.01 per share. As of the date hereof, (i) 14,440,930 shares of Medifax Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and owned by the Company, (ii) no shares of preferred stock of Medifax are issued or outstanding, and (iii) 1,532,500 shares of Medifax Common Stock are reserved for issuance pursuant to Stock Options granted pursuant to the Stock Option Plan. None of the issued and outstanding shares of Medifax Common Stock was issued in violation of any preemptive rights. Except for the Medifax Stock Options relating to 1,532,500 shares of Medifax Common Stock granted pursuant to the Stock Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of Medifax or obligating the Seller, the Company or Medifax to issue or sell any shares of capital stock of, or any other interest in Medifax. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital stock of or any other interests in Medifax.

          (c) Except as set forth in Section 3.04(c) of the Disclosure Schedule, all the issued and outstanding shares of capital stock of each Acquired Subsidiary that is a corporation are validly issued, fully paid, nonassessable and, except with respect to wholly owned Acquired Subsidiaries, free of preemptive rights and are owned by the Company, whether directly or indirectly, free and clear of all Encumbrances. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital stock of or any other interests in any Acquired Subsidiary.

          (d) The stock register of the Company accurately records: (i) the Seller as the owner of the Shares and (ii) the certificate number of the certificate evidencing such shares of capital stock issued by the Company, the number of shares evidenced by such certificate and the date of issuance thereof.

          (e) The stock register of each Acquired Subsidiary accurately records: (i) the name and address of each Person owning shares of capital stock of such Acquired Subsidiary and (ii) the certificate number of each certificate evidencing shares of capital stock issued by such Acquired Subsidiary, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

          SECTION 3.05. Corporate Books and Records. The minute books of the Company and the Acquired Subsidiaries contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, Boards of Directors and all committees of the Boards of Directors of the Company and the Acquired Subsidiaries. Complete and accurate copies of all such minute books and of the stock register of the Company and each Acquired Subsidiary have been provided by the Seller to the Purchaser.

          SECTION 3.06. No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.07 have been obtained and all filings and notifications listed in Section 3.07 of the Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, except as may result from facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws (or similar organizational documents) of the Seller, the Company or any Subsidiary, (b) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to the Seller, the Company, any Subsidiary or any of their respective assets, properties or businesses, or (c) except as set forth in Section 3.06(c) of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares or any of the assets of the Company or any Subsidiary pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Company or any Subsidiary is a party or by which any of the Shares or any of such assets or properties is bound or affected, except, in the case of clauses (b) and (c), to the extent that such conflicts, breaches, defaults or other matters would not (i) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or (ii) materially adversely affect the ability of the Company and the Acquired Subsidiaries to conduct their respective businesses.

          SECTION 3.07. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements by the Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.07 of the Disclosure Schedule and (b) the pre-merger notification and waiting period requirements of the HSR Act.

          SECTION 3.08. Financial Information; Books and Records. (a) True and complete copies of the following financial statements are set forth in Section 3.08(a) of the Disclosure Schedule (i) the Reference Balance Sheet, (ii) the Reference Statement of Adjusted Net Assets, (iii) the audited consolidated balance sheet of the Company and the Subsidiaries for each of the two fiscal years ended as of December 31, 2001 and December 31, 2002, and the related audited consolidated statements of income, stockholders’ equity and cash flows of the Company and the Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s Accountants (the financial statements referred to in clause (iii) being collectively referred to herein as the “Financial Statements”), (iv) the unaudited consolidated balance sheet of the Company and the Subsidiaries as of August 31, 2003, and the related consolidated statement of income of the Company and the Subsidiaries (the financial statements referenced in clause (iv) being collectively referred to herein as the “Interim Financial Statements”), (v) the unaudited consolidated balance sheet of the Company and the Acquired Subsidiaries for each of the two fiscal years ended as of December 31, 2001 and December 31, 2002, and the related unaudited consolidated statement of income of the Company and the Acquired Subsidiaries (the financial statements referenced in clause (v) being collectively referred to herein as the “2001/2002 Medical Services Financial Statements”) and

(vi)  the unaudited consolidated balance sheet of the Company and the Acquired Subsidiaries as of June 30, 2003, and the related unaudited consolidated statement of income of the Company and the Acquired Subsidiaries (the financial statements referenced in clause (vi) being collectively referred to herein as the “Interim Medical Services Financial Statements”; together with the 2001/2002 Medical Services Financial Statements, the “Unaudited Medical Services Financial Statements”).

          (b) The Reference Balance Sheet (i) was prepared in accordance with the books of account and other financial records of the Company and the Acquired Subsidiaries, (ii) presents fairly the consolidated financial condition of the Company and the Acquired Subsidiaries as of the date thereof, (iii) has been prepared in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company and the Acquired Subsidiaries, (iv) except as set forth in Section 3.08(b) of the Disclosure Schedule, includes all adjustments (subject only to normal recurring year-end adjustments and the absence of notes, the effect of which are not, individually or in the aggregate, material) that are necessary for a fair presentation of the consolidated financial condition of the business of the Company and the Acquired Subsidiaries as of the date thereof. The Reference Statement of Adjusted Net Assets was prepared in accordance with the Reference Balance Sheet and the applicable provisions of this Agreement.

          (c) The Financial Statements and the Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company and the Subsidiaries, (ii) present fairly the consolidated financial condition and results of operations of the Company and the Subsidiaries as of the dates thereof or for the periods covered thereby, (iii) have been prepared in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company and the Subsidiaries and (iv) except as set forth in Section 3.08(c) of the Disclosure Schedule, include all adjustments (subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments and the absence of notes, the effect of which are not, individually or in the aggregate, material) that are necessary for a fair presentation of the consolidated financial condition of the Company and the Subsidiaries and the results of the operations of the Company and the Subsidiaries as of the dates thereof or for the periods covered thereby.

          (d) The Unaudited Medical Service Financial Statements (i) have been prepared in accordance with the books of account and other financial records of the Company and the Acquired Subsidiaries, (ii) present fairly the consolidated financial condition and results of operations of the Company and the Acquired Subsidiaries as of the dates thereof or for the periods covered thereby, (iii) have been prepared in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company and the Acquired Subsidiaries and (iv) except as set forth in Section 3.08(d) of the Disclosure Schedule, include all adjustments (subject only to the absence of notes and, with respect to the Interim Medical Services Financial Statements, the normal recurring year-end adjustments, in each case the effect of which are not, individually or in the aggregate material) that are necessary for a fair presentation of the consolidated financial condition of the Company and the Acquired Subsidiaries and the results of the operations of the Company and the Acquired Subsidiaries as of the dates thereof or for the periods covered thereby.

          (e) As of the Closing, the Audited Medical Service Financial Statements to be delivered to the Purchaser pursuant to Section 5.12 (i) will have been prepared in accordance with the books of account and other financial records of the Company and the Acquired Subsidiaries, (ii) will present fairly the consolidated financial condition and results of operations of the Company and the Acquired Subsidiaries as of the dates thereof or for the periods covered thereby, and (iii) will have been prepared in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company and the Acquired Subsidiaries

          (f) The books of account and other financial records of the Company and the Subsidiaries: (i) reflect all items of income and expense and all assets and Liabilities required to be reflected therein in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company and the Subsidiaries, respectively, and (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies.

          (g) Except as set forth on Schedule 3.08(g) of the Disclosure Schedule, no Indebtedness is owed by the Company or any Acquired Subsidiary to the Seller, any Distributed Subsidiary or any of their respective Affiliates (other than the Company and the Acquired Subsidiaries) as of June 30, 2003.

          SECTION 3.09. Absence of Undisclosed Liabilities. (a) There are no Liabilities of the Company or any Acquired Subsidiary, other than Liabilities (i) reflected or reserved against on the Reference Balance Sheet, (ii) set forth in Section 3.09 of the Disclosure Schedule or (iii) incurred since the date of the Reference Balance Sheet in the ordinary course of business, consistent with past practice, of the Company and the Acquired Subsidiaries and which do not and could not have a Material Adverse Effect. Reserves are reflected on the Reference Balance Sheet against all Liabilities of the Company and the Acquired Subsidiaries in amounts that have been established on a basis consistent with the past practices of the Company and the Acquired Subsidiaries and in accordance with U.S. GAAP.

          (b) Neither the Company nor any Acquired Subsidiary has received any payment from any insurance company or other third party of medical benefits which payment should have been made to a customer of the Company or an Acquired Subsidiary or another Person other than the Company or the Acquired Subsidiaries, or, if any such payment has been received by the Company or any Acquired Subsidiary, such payment is reflected as restricted cash with a corresponding liability in the books and records of the Company and the Acquired Subsidiaries and will be so reflected on Closing Balance Sheet.

          SECTION 3.10. Receivables. Set forth in Section 3.10 of the Disclosure Schedule are aged lists of the Receivables as of August 31, 2003 and as of September 30, 2003. Except to the extent, if any, reserved for on the Reference Balance Sheet, all Receivables reflected on the Reference Balance Sheet arose from, and the Receivables existing as of the Closing will have arisen from, the sale of services to Persons not affiliated with the Company or any Acquired Subsidiary and in the ordinary course of business consistent with past practice and, to the Knowledge of the Seller, except as reserved against on the Reference Balance Sheet constitute or will constitute, as the case may be, only valid, undisputed claims of the Company or an Acquired Subsidiary not subject to valid claims of setoff or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice.

          SECTION 3.11. Affiliate Transactions; Affiliate Assets and Services. (a) No stockholder, officer or director of the Seller, the Company or any Acquired Subsidiary and no relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such stockholder, officer or director:

(i) has any direct or indirect financial interest in (A) any competitor of the Company, any Acquired Subsidiary or their respective businesses, (B) any supplier of the Company, any Acquired Subsidiary or their respective businesses, (C) any customer of the Company, any Acquired Subsidiary or their respective businesses, or (D) any other Person that has had material business dealings or a material financial interest in any transaction with the Company, any Acquired Subsidiary or their respective businesses during the last two years; provided, however, that the ownership of securities representing no more than one percent (1%) of the outstanding voting power of any competitor, supplier or customer, and which are listed on any national securities exchange, shall not be deemed to be a “financial interest” so long as the Person owning such securities has no other connection or relationship with such competitor, supplier or customer;

(ii) owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Company or any Acquired Subsidiary uses or has used on the conduct of its business or otherwise; or

(iii) has outstanding any Indebtedness to the Company or any Acquired Subsidiary.

          (b) Section 3.11(b) of the Disclosure Schedule sets forth a complete list of each:

(i) transaction or Contract between the Company or any Acquired Subsidiary and Seller or any of its Affiliates (other than any Distributed Subsidiary), including each product, service or other thing of value provided to or performed on behalf or for the benefit of the Company or any Acquired Subsidiary by Seller or any of its Affiliates (other than any Distributed Subsidiary) in the 18 months immediately preceding the Closing Date;

(ii) asset or service (including software and software tools) held, owned or used by the Company or any Acquired Subsidiary, on the one hand, and held, owned or used by the Seller or any of its Affiliates (other than any Distributed Subsidiary), on the other hand;

(iii) employee of the Seller or any of its Affiliates (other than any Distributed Subsidiary), other than an employee of the Company or any Acquired Subsidiary, involved in the operation of the business of the Company or any Acquired Subsidiary;

(iv) other asset (including software and software tools) or lease, sublease, license or concession or other Contract shared by the Company or any Acquired Subsidiary with the Seller or any of its Affiliates (other than the Company and any Subsidiary); and

(v) asset or monetary transactions or transfers between the Company or an Acquired Subsidiary, on the one hand, and Seller or any of its Affiliates (other than the Company and the Subsidiaries), on the other hand, since June 30, 2003.

          (c) Section 3.11(c) of the Disclosure Schedule sets forth a complete list of each:

(i) transaction or Contract between the Company or any Acquired Subsidiary, on the one hand, and any Distributed Subsidiary, on the other hand, including each product, service or other thing of value provided to or performed on behalf or for the benefit of (x) the Company or any Acquired Subsidiary by any Distributed Subsidiary or (y) any Distributed Subsidiary by the Company or any Acquired Subsidiary;

(ii) asset or service (including software and software tools) held, owned or used by the Company or any Acquired Subsidiary, on the one hand, and held, owned or used by any Distributed Subsidiary, on the other hand;

(iii) current or former employees or directors of any Distributed Subsidiary involved in the operation of the business of the Company or any Acquired Subsidiary;

(iv) other asset (including software and software tools) or lease, sublease, license or concession or other Contract shared by the Company or any Acquired Subsidiary with any Distributed Subsidiary or to which the Company or any Acquired Subsidiary, on the one hand, and any Distributed Subsidiary, on the other hand, are each a party;

(v) Contract of the Company or any Acquired Subsidiary to which no Distributed Subsidiary is a party and which relates to any Distributed Subsidiary;

(vi) Contract under which the Company or any Acquired Subsidiary has directly or indirectly guaranteed the Indebtedness, liabilities or obligations of any Distributed Subsidiary; and

(vii) asset or monetary transactions or transfers between the Company or an Acquired Subsidiary, on the one hand, and any Distributed Subsidiary, on the other hand, since June 30, 2003 (excluding normal intercompany cash management transactions among the Company and its Subsidiaries that are consistent with past practice).

All matters referenced above have been conducted and reflected in the books and records of the Company and the Acquired Subsidiaries on an arm’s-length basis.

          SECTION 3.12. Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. Since the Reference Statement Date, the business of the Company and the Acquired Subsidiaries has been conducted in the ordinary course and consistent with past practice. As amplification and not limitation of the foregoing, except as set forth in Section 3.12 of the Disclosure Schedule, since the Reference Statement Date, neither the Company nor any Acquired Subsidiary has:

(a) permitted or allowed any of the assets of the Company or any Acquired Subsidiary to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

(b) except in the ordinary course of business consistent with past practice, discharged or otherwise obtained the release of any Encumbrance related to the Company or the Acquired Subsidiaries or paid or otherwise discharged any Liability related to the Company or the Acquired Subsidiaries, other than current liabilities reflected on the Reference Balance Sheet and current liabilities incurred in the ordinary course of business consistent with past practice since the Reference Statement Date;

(c) written down or written up (or failed to write down or write up in accordance with U.S. GAAP consistent with past practice) the value of any Receivables or revalued any of the assets of the Company or any Acquired Subsidiary other than in the ordinary course of business consistent with past practice and in accordance with U.S. GAAP;

(d) made any change in any method of accounting or accounting practice or policy used by the Company or any Acquired Subsidiary, other than such changes required by U.S. GAAP and set forth in Section 3.12(d) of the Disclosure Schedule;

(e) amended, terminated, cancelled or compromised any material claims of the Company or any Acquired Subsidiary or waived any other rights of substantial value to the Company or any Acquired Subsidiary;

(f) sold, transferred, leased, subleased, licensed or otherwise disposed of any material properties or assets, real, personal or mixed (including leasehold interests and intangible property);

(g) issued or sold any capital stock, notes, bonds or other securities, or any option, including, without limitation, any Stock Option, warrant or other right to acquire the same, of the Company or any Acquired Subsidiary;

(h) redeemed any of the capital stock or declared, made or paid any dividends or distributions (whether in cash, securities or other property) to the holders of capital stock of the Company or any Acquired Subsidiary or otherwise, other than dividends, distributions and redemptions declared, made or paid by any Acquired Subsidiary solely to the Company or another Acquired Subsidiary and other than the Initial Distribution to be made to the Seller;

(i) merged with, entered into a consolidation with or acquired an interest in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets other than in the ordinary course of business consistent with past practice;

(j) made any capital expenditure or commitment for any capital expenditure in excess of $100,000 in the aggregate;

(k) issued any sales orders or otherwise agreed to make any purchases involving exchanges in value in excess of $500,000 in the aggregate;

(l) made any material changes in the customary methods of operations of the Company or any Acquired Subsidiary, including practices and policies relating to purchasing, marketing, selling and pricing;

(m) made, revoked or changed any Tax election or method of Tax accounting, settled or compromised any liability with respect to Taxes or consented to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(n) incurred any Indebtedness other than under the Working Capital Facility, intercompany Indebtedness or any interest accruing on existing Indebtedness;

(o) made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any Person, other than under the Working Capital Facility, intercompany Indebtedness or any interest accruing on existing Indebtedness;

(p) failed to pay any creditor any material amount owed to such creditor when due;

(q) granted any increase in compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any Acquired Subsidiary who are not directors or officers of the Company or any Acquired Subsidiary, or granted any severance or termination pay to, or entered into any employment or severance agreement with, any director, officer or other employee of the Company or of any Acquired Subsidiary, or established adopted, entered into or, except as expressly set forth in Section 2.03, amended any, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

(r) disclosed any proprietary or confidential Intellectual Property (except by way of issuance of a patent or unless such Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against disclosure thereof) or permitted to lapse or become abandoned any Intellectual Property (or any registration or grant thereof or any application relating thereto) to which, or under which, the Company or any Acquired Subsidiary has any right, title, interest or license;

(s) suffered any casualty loss or damage with respect to any of the assets of the Company or any Acquired Subsidiary which in the aggregate have a replacement cost of more than $500,000, whether or not such loss or damage shall have been covered by insurance;

(t) amended or modified in any material respect or consented to the termination of any Material Contract or the Company’s or any Acquired Subsidiary’s rights thereunder or entered into any Contract that is or would be a Material Contract;

(u) amended or restated the certificate of incorporation or By-laws (or other organizational documents) of the Company or any Acquired Subsidiary;

(v) (i) abandoned, sold, assigned, or granted any security interest in or to any item of the Company Intellectual Property, the Licensed Intellectual Property or the Company IP/IT Agreements, including failing to perform or cause to be performed all applicable filings, recordings and other acts, and pay or caused to be paid all required fees and taxes, to maintain and protect its interest in such Intellectual Property, (ii) granted to any Person any license with respect to any Company Intellectual Property or Licensed Intellectual Property, other than licenses of Company Intellectual Property to the customers of the Company or Acquired Subsidiaries in the ordinary course of its business, (iii) developed, created or invented any Intellectual Property jointly with any Person (other than such joint development, creation or invention with a Person that is in progress prior to Reference Statement Date), or (iv) disclosed, or allow to be disclosed, any confidential Intellectual Property, unless such Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against disclosure thereof

(w) suffered any Material Adverse Effect; or

(x) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.12 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.12, except as expressly contemplated by this Agreement and the Ancillary Agreements.

          SECTION 3.13. Litigation. Except as set forth in Section 3.13 of the Disclosure Schedule (which, with respect to each Action set forth therein, sets forth the parties, nature of the proceeding, date and method commenced, amount of charges or other relief sought and, if applicable, paid or granted), there are no Actions by or against the Company or any Subsidiary (or by or against the Seller or any Affiliate thereof and relating to the business of the Company or any Subsidiary) or affecting any of the assets of the Company or the Subsidiaries pending before any Governmental Authority (or, to the Knowledge of the Seller, threatened to be brought by or before any Governmental Authority). None of the matters set forth in Section 3.13 of the Disclosure Schedule has or has had a Material Adverse Effect or could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby. None of the Seller, the Company, the Subsidiaries or any of their respective assets or properties is subject to any Governmental Order (nor, to the Knowledge of the Seller, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) which has or has had a Material Adverse Effect or could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

          SECTION 3.14. Compliance with Laws. (a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, the Company and each Acquired Subsidiary are, and at all times in the last two years have been, in compliance in all material respects with all Laws and Governmental Orders applicable to the Company, the Acquired Subsidiaries and their respective businesses, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996 and all applicable regulations promulgated hereunder, including, but not limited to, all provisions concerning the privacy, security, and/or electronic transmission of health information (“HIPAA”) and neither the Company nor any Acquired Subsidiary is in violation in any material respect of any such Law or Governmental Order.

          (b) In addition to such representations as provided above in 3.14(a): (i) the transactions contemplated by this Agreement and the Ancillary Agreements are in accordance with, and will not violate or result in the violation of, HIPAA by the Company or the Acquired Subsidiaries; (ii) the Company and the Acquired Subsidiaries are in compliance in all material respects with all applicable commitments, obligations, and requirements pertaining to Covered Entities (as defined under HIPAA) and any representations and warranties made to third parties in all respects thereto; (iii) the Company and the Acquired Subsidiaries are in compliance in all material respects with all applicable commitments, obligations, and requirements pertaining to Business Associates (as defined under HIPAA); (iv) the Company and the Acquired Subsidiaries are in compliance in all material respects with all terms and provisions of all agreements or addenda to agreements that they have entered into as Business Associates of Covered Entities, and all such agreements and addenda have been executed as required under HIPAA; (v) neither the Company nor any Acquired Subsidiary has received any communication or inquiry (whether written or oral) from the Department of Health and Human Services, the Federal Trade Commission, or any other Governmental Authority regarding its failure to comply, in any material respect with one or more of HIPAA’s provisions (other than an industry-wide communication not specifically targeted to the Company or any Acquired Subsidiary); (vi) no certification organization has concluded or stated that the Company or any Acquired Subsidiary has failed or may fail to comply with HIPAA or any requirement or element thereof, including, but not limited to, one or more of the HIPAA electronic transaction standards; and (vii) neither the Company nor any Acquired Subsidiary has received any communication (whether written or oral) from any individual, customer, or trading partner regarding its failure to comply in any material respect with one or more of HIPAA’s provisions.

          (c) The current practices and procedures of the Company and the Acquired Subsidiaries with respect to billing on behalf of clients, receiving and processing Medicare and Medicaid payments due to clients, holding and transfer of such payments and the method of determining and collecting the fees received by the Company and the Acquired Subsidiaries for services provided to providers participating in the Medicare or Medicaid programs are not in violation of the restriction on assignment as set forth in 42 U.S.C. § 1395g(c), 42 U.S.C. § 1395u(b)(6) and 42 U.S.C. § 1396a(a)(32), and the regulations promulgated thereunder or similar provisions of any state Medicaid or workers’ compensation program, except for violations that could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

          (d) Neither the Company nor any Acquired Subsidiary is engaged in any activity, whether alone or in concert with one or more of its clients, which would constitute a violation of any Law (including, but not limited to (i) federal antifraud and abuse or similar laws pertaining to Medicare, Medicaid, or any other federal health or insurance program; (ii) state laws pertaining to Medicaid or any other state health or insurance programs; (iii) state or federal laws pertaining to billings to insurance companies, health maintenance organizations, and other managed care plans or insurance fraud; and (iv) federal and state laws relating to collection agencies in the performance of collection services) prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care services, the billing for such services provided to a beneficiary of any state, federal or private health or insurance program or credit collection services, except for violations that could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Without limiting the generality of the foregoing, neither the Company nor any Acquired Subsidiary has directly or indirectly, knowingly and willfully paid, offered to pay or agreed to pay, or solicited or received, any fee, commission, sum of money, property or other remuneration to or from any person which is or may be illegal under 42 U.S.C. § 1320a-7b(b) or any similar state law. Except as set forth in Section 3.14(d) of the Disclosure Schedule, there is not pending or, to the Knowledge of the Seller, threatened, any Action or investigation with respect to the Company or any Acquired Subsidiary under Medicare or any state Medicaid or workers’ compensation program.

          (e) Neither the Company, any Acquired Subsidiary, nor, to the Knowledge of the Seller, any of the Company’s or the Acquired Subsidiaries’ respective officers or directors (as those terms are defined under 42 C.F.R. 1001.1001), nor, to the actual knowledge, without inquiry, of those persons listed in Exhibit 1.01(a)(i), any of the Company’s or the Acquired Subsidiaries’ employees or agents (as those terms are defined under 42 C.F.R. 1001.1001): (i) has had a civil monetary penalty assessed against him, her or it, as the case may be, under Section 1128A of the Social Security Act or any regulations promulgated thereunder; (ii) has been debarred, excluded or suspended from participation under the Medicare program, Medicaid program or any other federal or state health program or any regulations promulgated thereunder; or (iii) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under Medicare, Medicaid, or other federal or state health program.

          (f) The Company and the Acquired Subsidiaries are in compliance in all material respects with the reimbursement laws, regulations and policies of payors (including, without limitation, Medicare, Medicaid, any other federal or state health program, private insurance companies, health maintenance organizations, preferred provider organizations, managed care organizations and other third-party payors), and has not received any notice of audit, recoupment, or claim review from any of such payors with respect to any business conducted by the Company or any Acquired Subsidiary.

          (g) Section 3.14(g) of the Disclosure Schedule sets forth a brief description of each Governmental Order applicable to the Company, any Acquired Subsidiary or the assets of the Company or any Acquired Subsidiary, and no such Governmental Order has or has had a Material Adverse Effect or could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

          (h) The Company and each Acquired Subsidiary holds all material Permits that are required by any Governmental Authority to permit it to conduct its business as currently conducted and all such Permits are valid and in full force and effect.

          SECTION 3.15. Environmental Matters. Except as set forth in Section 3.15 of the Disclosure Schedule or as would not have a Material Adverse Effect:

(a) The Company and each Acquired Subsidiary is in compliance with all applicable Environmental Laws and all Environmental Permits.

(b) To the Seller’s Knowledge, there has been no Release of any Hazardous Material on any of the Leased Real Property or, during the period of the Company’s or any Acquired Subsidiary’s ownership, lease, use or occupancy thereof, on any property formerly owned, leased, used or occupied by the Company or any Acquired Subsidiary.

(c) There are no Environmental Claims pending or, to the Seller’s Knowledge, threatened against the Company, any Acquired Subsidiary or the Leased Real Property, and to the Seller’s Knowledge there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim.

(d) Neither the Company nor any Acquired Subsidiary has any actual or, to the Seller’s Knowledge, alleged liability, whether fixed or contingent, under any Environmental Law.

          SECTION 3.16. Material Contracts. (a) Section 3.16(a) of the Disclosure Schedule contains a list of each of the following Contracts to which the Company or any Acquired Subsidiary is a party or by which their respective assets or properties are bound (each a “Material Contract”):

(i) each Contract that the Seller reasonably anticipates may, in accordance with its terms, involve aggregate payments by or to the Company or any Acquired Subsidiary of more than $250,000 within the 12 month period following the Closing and, in the case of a Contract involving payments by the Company or any Acquired Subsidiary, that is not cancelable by the Company or an Acquired Subsidiary without liability on thirty (30) or less days’ notice to the other party thereto;

(ii) each Contract for the lease of personal property by or from the Company or any Acquired Subsidiary that the Seller reasonably anticipates may, in accordance with its terms, involve annual payments in excess of $100,000 and not cancelable without liability on thirty (30) or less days’ notice to the lessor;

(iii) each Contract with independent distributors or sales agents anticipated to involve aggregate payments by or to the Company or any Acquired Subsidiary of more than $25,000 within the 12 month period following the Closing and that is not cancelable by Company or such Acquired Subsidiary without liability on thirty (30) or less days’ notice to the other party thereto;

(iv) all Contracts providing for benefits under any Plan;

(v) all Contracts for employment required to be listed in Section 3.20(a) of the Disclosure Schedule;

(vi) all Contracts that limit or purport to limit the ability of Company or any Acquired Subsidiary to engage in any line of business or compete with any Person or otherwise conduct its business in any geographic area or during any period of time;

(vii) all Contracts evidencing Indebtedness;

(viii) all Contracts under which any Person has directly or indirectly guaranteed the indebtedness, liabilities or obligations of the Company or any Acquired Subsidiary or the Company or any Acquired Subsidiary has directly or indirectly guaranteed the indebtedness, liabilities or obligations of any Person;

(ix) all Contracts which are joint venture or partnership agreements or other Contracts involving a sharing of profits, losses or costs with any other Person;

(x) all Contracts relating to product warranties, guaranties and/or other similar undertakings with respect to contractual performance extended by the Company or any Acquired Subsidiary other than in the ordinary course of business consistent with past practice;

(xi) all Company IP/IT Agreements which are material to the business of the Company and the Acquired Subsidiaries;

(xii) all Contracts that contain a right of first refusal to acquire any assets of the Company or any Acquired Subsidiary or any of the Shares;

(xiii) all Contracts that require the Company or any Acquired Subsidiary to buy or sell goods or services with respect to which there are reasonably expected to be material losses or costs and expenses in excess of reasonably expected receipts;

(xiv) all Contracts that require the payment of consideration by the Company or any Acquired Subsidiary upon, are terminable upon or prohibit a change of ownership or control of the Company or a Acquired Subsidiary;

(xv) all Contracts between the Company or any Acquired Subsidiary and its officers or directors;

(xvi) all Contracts with any Governmental Authority;

(xvii) all Contracts involving the payment by the Company or any Acquired Subsidiary of royalties or other amounts calculated based upon the revenues, income or similar measures of results of the Company or any Acquired Subsidiary or based upon income, revenues, unit sales or similar measures of results related to any product or service of the Company or any Acquired Subsidiary or containing any other form of variable pricing terms depending on future results of the Company or any Acquired Subsidiary or any of its products or services;

(xviii) all Contracts that provide for the Company or any Acquired Subsidiary to be the exclusive or a preferred provider of any product or service to any Person or the exclusive or a preferred recipient of any product or service of any Person during any period of time or that otherwise involves the granting by any Person to the Company or any Acquired Subsidiary of exclusive or preferred rights of any kind;

(xix) all Contracts that provide for any Person to be the exclusive or a preferred provider of any product or service to the Company or any Acquired Subsidiary or the exclusive or a preferred recipient of any product or service of the Company or any Acquired Subsidiary during any period of time or that otherwise involves the granting by the Company or any Acquired Subsidiary to any Person of exclusive or preferred rights of any kind;

(xx) all Contracts with healthcare payor customers (other than Governmental Authorities) that (A) resulted in $100,000 or more of revenue for the Company or an Acquired Subsidiary in the twelve-month period ended September 30, 2003 or (B) the Seller reasonably anticipates will result in $100,000 or more of revenue for the Company or an Acquired Subsidiary within the twelve month period following the Closing;

(xxi) all Contracts with (A) Vendor customers that (I) resulted in $100,000 or more of revenue for the Company or an Acquired Subsidiary in the twelve-month period ended September 30, 2003 or (II) the Seller reasonably anticipates will result in $100,000 or more of revenue for the Company or an Acquired Subsidiary within the twelve month period following the Closing and (B) healthcare provider customers that (I) resulted in $100,000 or more of revenue for the Company or an Acquired Subsidiary in the twelve-month period ended September 30, 2003 or (II) the Seller reasonably anticipates will result in $100,000 or more of revenue for the Company or an Acquired Subsidiary within the twelve month period following the Closing;

(xxii) all Contracts which by their terms bind or will bind any Affiliate of the Company or any Acquired Subsidiary;

(xxiii) all Contracts containing most favored nations provisions or similar provisions; and

(xxiv) all Contracts that were not made in the ordinary course of business and that are reasonably expected to be material to the Company, any Acquired Subsidiary or their respective businesses.

For purposes of this Section 3.16 and Sections 3.18 and 3.19, the term “lease” shall include any and all leases, subleases, sale/leaseback agreements or similar arrangements.

          (b) A true copy (or detailed description if such Material Contract is oral) of each Material Contract has been delivered to the Purchaser. Each Material Contract: (i) is valid and binding on the Company or an Acquired Subsidiary, as the case may be, and, to the Knowledge of the Seller, the other parties thereto, and is in full force and effect; and (ii) upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except to the extent that any consents set forth in Section 3.07 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. Neither the Company nor any Acquired Subsidiary is in material breach of or default under any Material Contract and, to the Knowledge of the Seller, no other party to any Material Contract is in material breach thereof or default thereunder.

          (c) Except as set forth in Section 3.16(c) of the Disclosure Schedule, there is no contract, agreement or other arrangement granting any Person any preferential right to purchase, other than in the ordinary course of business consistent with past practice, any of the assets of the Company or any Acquired Subsidiary or any of the Shares.

          SECTION 3.17. Intellectual Property/IT Systems. (a) Section 3.17(a) of the Disclosure Schedule sets forth a true and complete list of (i) all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, and domain names included in the Company Intellectual Property, (ii) other Intellectual Property material to the business of the Company and the Acquired Subsidiaries and (iii) all material IT Systems.

          (b) To the Knowledge of the Seller, the operation of the business of the Company and the Acquired Subsidiaries as currently conducted or as contemplated to be conducted, the use of the Company Intellectual Property, and Licensed Intellectual Property and the IT Systems in connection therewith and the Company’s and the Acquired Subsidiaries’ transmission, use, linking and other practices related to the operation of their web sites in connection with the business of the Company and the Acquired Subsidiaries, the content thereof and the advertisements contained therein, do not conflict with, infringe, misappropriate or otherwise violate the Intellectual Property or other proprietary rights, including rights of privacy, publicity and endorsement, of any Person, and no Actions or Claims are pending or, to the Knowledge of the Seller, threatened against the Seller, the Company or any Acquired Subsidiary alleging any of the foregoing.

          (c) Except as set forth on Section 3.17(c) of the Disclosure Schedule, the Company or an Acquired Subsidiary is the exclusive owner of the entire and unencumbered right, title and interest in and to the Company Intellectual Property, Company IT Systems and Company IP/IT Agreements, and the Company or an Acquired Subsidiary possesses valid rights, free of any Encumbrances to use the Company Intellectual Property, IT Systems and Licensed Intellectual Property in the ordinary course of the business of the Company and the Acquired Subsidiaries as presently conducted or as contemplated to be conducted.

          (d) Except as disclosed in Section 3.17 of the Disclosure Schedule, no Company Intellectual Property, or to the Knowledge of Seller, any Licensed Intellectual Property, is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property.

          (e) The Company Intellectual Property, the Licensed Intellectual Property and the IT Systems include all of the Intellectual Property used in the ordinary day-to-day conduct of the business of the Company and the Acquired Subsidiaries, and there are no other items of Intellectual Property that are material to the ordinary day-to-day conduct of the business of the Company and the Acquired Subsidiaries.

          (f) Except as disclosed in Section 3.17(f) of the Disclosure Schedule, no Actions or Claims have been asserted or are pending or, to the Knowledge of the Seller, threatened against the Seller, the Company or any Acquired Subsidiary (i) based upon or challenging or seeking to deny or restrict the use by the Company or any Acquired Subsidiary of any of the Company Intellectual Property or Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or any Acquired Subsidiary infringe or misappropriate any Intellectual Property right of any Person or (iii) alleging that the Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement. No Action or Claim has ever been brought against any Registered Intellectual Property of the Company or any Acquired Subsidiary.

          (g) To the Knowledge of the Seller, no person is engaging in any activity that infringes the Company Intellectual Property or Licensed Intellectual Property. Except as set forth in Section 3.17(g) of the Disclosure Schedule, neither the Company nor any Subsidiary has granted any license or other right to any Person with respect to the Company Intellectual Property or Licensed Intellectual Property. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not result in the termination or impairment of any of the Company Intellectual Property.

          (h) To the Knowledge of the Seller, the IT Systems are free of all viruses, worms, trojan horses and other material known contaminants that would disrupt its operation or have an adverse impact on the operation of other software programs or operating systems. The Company IT Systems do not incorporate any GNU or “open” source code or object code under which the Company IT Systems are subject to the GNU general public license, GNU lesser general public license and other “copyleft” license. No rights in the Company IT Systems have been transferred to any Person except to the customers of the business of the Company and the Acquired Subsidiaries to whom the Company or an Acquired Subsidiary has licensed such Company IT Systems in the ordinary course of business.

          (i) The Company and the Acquired Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of the trade secrets and other confidential Intellectual Property used in connection with the business of the Company and the Acquired Subsidiaries. To the Knowledge of the Seller, (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property used in connection with the business of the Company and the Acquired Subsidiaries by any person; (ii) no employee, independent contractor or agent of the Company or any Acquired Subsidiary has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor or agent of the business of the Company and the Acquired Subsidiaries; and (iii) no employee, independent contractor or agent of the Company or any Acquired Subsidiary is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property.

          (j) The Company has taken commercially reasonable steps to maintain and protect each item of Registered Intellectual Property of the Company and the Acquired Subsidiaries. To the Knowledge of the Seller, no filing for Registered Intellectual Property of the Company or any Acquired Subsidiary is invalid, abandoned, canceled, lapsed or otherwise unenforceable. To the Knowledge of the Seller, the Company and the Acquired Subsidiaries have fully complied with any and all formal legal and/or administrative requirements related to each piece of Registered Intellectual Property of the Company and the Acquired Subsidiaries (including the payment of all maintenance fees related thereto, and the timely post-registration filing of affidavits of use and incontestability and renewal applications) which are due prior to or on the Closing Date.

          (k) No employee of the Company or any Acquired Subsidiary has entered into any Contract that restricts or limits in any way the scope or type of work in which he may be engaged or requires him to transfer, assign or disclose any Intellectual Property devised, developed or designed by him for or on behalf of the Company or any Acquired Subsidiary to any Person other than the Company or any Acquired Subsidiary, and the Company or an Acquired Subsidiary has exclusive ownership of all such work made for hire.

          (l) The Company or an Acquired Subsidiary has a valid right to access and use all IT Systems in connection with the operation of the business of the Company and the Acquired Subsidiaries as currently conducted or as contemplated to be conducted. The consummation of the transactions contemplated in this Agreement will not impair or interrupt (i) the Company’s or any Acquired Subsidiary’s access and use of, or its right to access and use, the IT Systems and (ii) to the extent applicable, the Company’s or any Acquired Subsidiary’s customers’ and suppliers’ access and use of the IT Systems. The Company or an Acquired Subsidiary has taken all reasonable steps in accordance with industry standards to secure the IT Systems from unauthorized access or use by any Person, and to ensure the continued and uninterrupted operation of the IT Systems, including employing adequate security, maintenance, disaster recovery (assuming that the transition services to be provided to the Company and the Acquired Subsidiaries pursuant to Section 7.01(b) of the Separation Agreement will be so provided), redundancy, backup, archiving and virus or malicious device scanning/protection measures.

          (m) The Core Software operates in all material respects in accordance with and conforms in all material respects to any specifications, manuals, guides, descriptions or other similar documentation, in written or electronic form, made available by the Company or an Acquired Subsidiary to customers, end-users and resellers. As of the date of this Agreement, the manufacture, sale, offer for sale, operation or use of the Core Software does not infringe, dilute, misappropriate or conflict with the Intellectual Property rights, excluding the patent rights, of any Person. As of the date of this Agreement, to the Knowledge of the Seller, the manufacture, sale, offer for sale, operation or use of the Core Software does not infringe the patent rights of any Person. The Company or an Acquired Subsidiary exclusively owns all right, title and interest in and to all software included in the Core Software, except with respect to third party software as disclosed in Section 3.17(m) of the Disclosure Schedule and for which the Company or an Acquired Subsidiary has a valid, binding and enforceable license to sell, license, distribute or otherwise use the third party software in the manner currently used or proposed to be used by the Company or its Subsidiaries and, except as disclosed in Section 3.17(m) of the Disclosure Schedule, such license will not cease to be valid, binding and in full force and effect as a result of the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, the software included in, and the computing systems and networks used by the Company or an Acquired Subsidiary to provide, the Core Software (i) are free of all material viruses, worms, trojan horses and other material known contaminants, (ii) do not contain any errors or problems that materially disrupt the operation of the Company and the Acquired Subsidiaries; (iii) do not contain any errors or problems that have a material adverse impact on the operation of other software programs or operating systems; provided that the Person using such Core Software uses it in accordance with the Core Software’s specifications and user guidelines provided to such Person by the Company or an Acquired Subsidiary, (iv) to the Knowledge of the Seller, have not been subject to any material breach, penetration or intrusion by an unauthorized Person, (v) have not been licensed to any Person other than customers of the Company or an Acquired Subsidiary in the ordinary course of business and (vi) are not licensed pursuant to an “open source” license, do not incorporate and are not based on any software that is licensed pursuant to an “open source” license. The Core Software is not and has not been exported by the Company or any Acquired Subsidiary to any country outside of the United States and the Company or an Acquired Subsidiary does not transmit and has not transmitted any user data or patient data to any country outside of the United States in connection with the operation of the Core Software. Each employee, consultant or agent that has been involved in or has contributed to the development of any software other than third party software that is incorporated into Core Software and IT Systems has executed an agreement assigning or transferring all of such Person’s right, title and interest in and to such software to the Company or an Acquired Subsidiary and, to the knowledge of the Company or an Acquired Subsidiary, no such Person is in default or breach of any such agreement. No former or current employee of the Company or an Acquired Subsidiary has filed, asserted in writing or, to the knowledge of the Company or an Acquired Subsidiary, threatened any claim against the Company or an Acquired Subsidiary in connection with such employee’s involvement in the conception and development of any of the Core Software and IT Systems.

          (n) The IT Systems used by the Company and the Acquired Subsidiaries to provide products and services to their customers (i) as of the date hereof, meet all requirements contained in customer Contracts of the Company and the Acquired Subsidiaries, (ii) will meet, or are capable of being scaled to meet, all requirements of customer Contracts for the twenty-four (24) months following the date of this Agreement, including increased volume requirements, whereby the costs associated with any such scaling will not be disproportionate to the increased revenue that results from increased volume requirements made possible by such scaling, and (iii) to the Knowledge of the Seller, do not contain any material errors or problems of a material nature that disrupt the operations of such IT Systems.

          SECTION 3.18. Real Property. (a) Neither the Company nor any Acquired Subsidiary owns any real property.

          (b) Section 3.18(b) of the Disclosure Schedule lists: (i) the street address of each parcel of Leased Real Property, (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property, (iii) the terms (referencing applicable renewal periods) and rental payment amounts (including all escalations) pertaining to each such parcel of Leased Real Property, and (iv) the current use of each such parcel of Leased Real Property. Other than the rental payment amounts set forth in Section 3.18(b) of the Disclosure Schedule, to the Seller’s Knowledge, no other amounts are owed or reasonably likely to be owed by the Company or any Acquired Subsidiary with respect to any parcel of Leased Real Property.

          (c) Except as set forth in Section 3.18(c) of the Disclosure Schedule, neither the Company nor any Acquired Subsidiary has leased or subleased any parcel or any portion of any parcel of Leased Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement, nor has the Company or any Acquired Subsidiary assigned its interest under any lease or sublease listed in Section 3.18(b) of the Disclosure Schedule to any Person.

          (d) To the Seller’s Knowledge, each parcel of Leased Real Property is in compliance in all material respects with all applicable Laws and Governmental Orders. Except as set forth in Section 3.18(d) of the Disclosure Schedule, the lease for each parcel of Leased Real Property is in full force and effect, there are no defaults under such leases by the Company or any Acquired Subsidiary, or, to the Knowledge of the Seller, any other party to such leases.

          (e) Section 3.18(e) of the Disclosure Schedule lists all Contracts relating to the use or enjoyment of the Leased Real Property pursuant to which the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements would require the consent of the other parties thereto.

          SECTION 3.19. Personal Property. (a) Section 3.19(a)(i) of the Disclosure Schedule lists all Tangible Personal Property with a value in excess of $50,000 used by the Company or any Acquired Subsidiary in the conduct of its business as now conducted that is owned or leased by the Company or any Acquired Subsidiary. Except as set forth in Section 3.19(a)(ii) of the Disclosure Schedule, the Company and the Acquired Subsidiaries have good title to or other right to use, free of Encumbrances (other than Permitted Encumbrances) all of the Tangible Personal Property required to be set forth in Section 3.19(a)(i) of the Disclosure Schedule.

          (b) Section 3.19(b) of the Disclosure Schedule sets forth a true and complete list of each lease and sublease for Tangible Personal Property that the Seller reasonably anticipates may, in accordance with its terms, involve annual payments in excess of $100,000 and any and all material ancillary documents pertaining thereto (including all amendments, consents and evidence of commencement dates and expiration dates).

          SECTION 3.20. Employee Benefit Matters. (a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company or any Acquired Subsidiary or current or former directors of the Company or any Acquired Subsidiary, including, but not limited to, “employee benefit plans” within the meaning of Section

3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment agreements, severance agreements, plans and policies, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (collectively, the “Plans”) are listed in Section 3.20(a) of the Disclosure Schedule. True and complete copies of all Plans, including, but not limited to, any trust instruments and insurance contracts forming a part of any Plans, and all amendments thereto have been furnished to the Purchaser. A true and complete list of all information relating to outstanding Stock Options, including, but not limited to, the number of Stock Options currently outstanding and the exercise price and vesting schedule of each Stock Option has been furnished to the Purchaser.

          (b) Each Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and the Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code.

          (c) To the Knowledge of Seller, there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. None of the Company or any Acquired Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA, and no fact or event exists which could reasonably be expected to give rise to any such liability.

          (d) All contributions required to be made under the terms of any Plan have been timely made.

          (e) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

          (f) Each of the Plans has been operated and administered in all material respects in accordance with its terms and with applicable Law, including, without limitation, ERISA and the Code. There is no material pending or, to the best Knowledge of the Seller, threatened litigation relating to any Plans. Neither the Company nor any Acquired Subsidiary has any obligations for retiree health and life benefits under any Plan.

          (g) Except as set forth in Section 3.20(g) of the Disclosure Schedule, none of the Plans cover any current or former employee or director of any Distributed Subsidiary. Except as set forth in Section 3.20(g) of the Disclosure Schedule, neither the Company nor any Acquired Subsidiary has any Liabilities relating to any current or former employee or director of any Distributed Subsidiary.

          (h) Except as set forth in Section 3.20(h) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any employees of the Company or any Acquired Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any of the Plans, (iii) limit or restrict the right of the Company or any Subsidiary or, after the consummation of the transactions contemplated hereby, the Purchaser to merge, amend or terminate any of the Plans, or (iv) result in payments under any of the Plans which would not be deductible under Section 162(m) of the Code. None of the Plans in effect immediately prior to the Closing Date would result separately or in the aggregate (including, without limitation, as a result of this Agreement or the transactions contemplated hereby) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

          (i) The Company and each Subsidiary has timely given any and all notices and taken any other actions required with respect to the Worker Adjustment and Retraining Notification Act of 1988, as amended, or other similar Laws of any state or other jurisdiction.

          SECTION 3.21. Labor Matters. Neither the Company nor any Acquired Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization nor, to the Knowledge of the Seller, are there any activities or proceedings of any labor union to organize any persons employed by the Company or any Acquired Subsidiary nor, as of the date of this Agreement, is the Company or any Acquired Subsidiary the subject of any proceeding asserting that the Company or any Acquired Subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Seller, threatened, nor has there been, in the past two years, any labor strike, material dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any Acquired Subsidiary. The Company and each Acquired Subsidiary is currently in compliance in all material respects with all applicable Laws relating to the employment of labor, including, but not limited to, the Fair Labor Standards Act of 1938, as amended. All individuals classified by the Company or any Acquired Subsidiary as independent contractors have been properly classified as non-employees for purposes of applicable Laws.

          SECTION 3.22. Taxes. Except as set forth in Section 3.22 of the Disclosure Schedule:

          (a) The Company, the Subsidiaries and all Affiliated Groups (i) have timely filed or caused to be timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed as of the date hereof, and all such filed Tax Returns are true, correct and complete in all material respects; (ii) have paid all material amounts of Taxes required to be paid (whether or not shown on such Tax Returns); and (iii) have not waived any statute of limitations with respect to any Tax or agreed to an extension of time with respect to a Tax assessment or deficiency. All material amounts of Taxes required to have been withheld by or with respect to the Company, the Subsidiaries and all Affiliated Groups have been timely withheld and remitted to the applicable taxing authority. Except as set forth in Section 3.22 of the Disclosure Schedule, (i) from and after June 28, 2001, each of the Company and the Subsidiaries has been and continues to be a member of the affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which the Company files a consolidated return as the common parent, (ii) from and after January 1, 1997 through June 28, 2001, each of the Subsidiaries was a member of the affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which Medifax filed a consolidated return as the common parent, and neither the Company nor any Subsidiary has been included in any other consolidated return for any taxable period for which the statute of limitations has not expired. The Company and the Subsidiaries have filed a consolidated U.S. federal Income Tax Return for the taxable year ending [December 31, 2002]. Neither the Company, any Subsidiary nor any Affiliated Group is subject to any agreement or legal requirement for the sharing of Taxes or is obligated to indemnify any other person for Taxes pursuant to any agreement or legal requirement, which agreement or legal requirement will remain in effect after the Closing.

          (b) As of the date hereof, there are no pending or, to the Knowledge of the Seller, threatened in writing, audits, examinations, investigations or other proceedings in respect of any Tax matter of the Company, any Subsidiary or any Affiliated Group. No deficiency for any Tax has been asserted in writing or assessed by any taxing authority against the Company, any Subsidiary or any Affiliated Group, which deficiency has not been satisfied by payment or been withdrawn. Neither the Company nor any Subsidiary has received written notice of any claim by a taxing authority in a jurisdiction where the Company, any Subsidiary or any Affiliated Group does not file Tax Returns that the Company, such Subsidiary or such Affiliated Group is or may be subject to taxation by such jurisdiction. No power of attorney has been granted with respect to any matter relating to Taxes that could affect the Company, any Subsidiary or any Affiliated Group in any taxable period ending after the Closing Date. The accruals and reserves for Taxes reflected on the unaudited consolidated balance sheet of the Company as of June 30, 2003 are adequate to cover all Taxes accruable through such date (including interest and penalties thereon) in accordance with U.S. GAAP.

          (c) The Company has not been, at any time during the applicable time period set forth in Section 897(c)(1) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no Tax liens on any assets of the Company or any Subsidiary (other than any liens for Taxes not yet due and payable or for which adequate reserves have been made in accordance with U.S. GAAP). Neither the Company, any Subsidiary nor any Affiliated Group has been required to recognize income as a result of any adjustment pursuant to Section 481 of the Code by reason of a change in accounting method initiated by the Company, such Subsidiary or such Affiliated Group, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither the Company, any Subsidiary, nor any Affiliated Group will be required to recognize income in a taxable period after the Closing that is attributable to any transaction occurring in, or a change in accounting method made for, a Pre-Closing Tax Period that resulted in a deferred reporting of income from such transaction or from such change in accounting method. The federal Income Tax Returns of the Company, the Subsidiaries or any Affiliated Group have disclosed any Tax positions of the Company, the Subsidiaries or any Affiliated Group that, if not disclosed, could give rise to penalties under Section 6662 of the Code.

          (d) Section 3.22 of the Disclosure Schedule indicates for which jurisdictions Tax Returns have been filed on a consolidated, combined, affiliated or unitary group basis in the last three years, indicates the most recent income, franchise or similar Tax Return for each relevant jurisdiction for which an audit has been completed or the statute of limitations has lapsed and indicates all Tax Returns that currently are the subject of audit. The Company has made available to the Purchaser true and correct copies of all Tax Returns requested by the Purchaser, including, without limitation, the United States federal income Tax Returns filed by the Company and the Subsidiaries for each of the fiscal years ended December 31, 2002 and 2001.

          (e) Schedule 3.22 of the Disclosure Schedule sets forth the following information with respect to the Company and the Acquired Subsidiaries as of the most recent practicable date as well as on an estimated pro forma basis as of the date of Closing after giving effect to the consummation of the transactions contemplated hereby: (i) the basis of the Company and the Acquired Subsidiaries in their respective assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign Tax credit, or excess charitable contribution allocable to the Company and the Acquired Subsidiaries; and (iii) the amount of any deferred gain or loss allocable to the Company and the Acquired Subsidiaries arising out of any intercompany transaction.

          SECTION 3.23. Insurance. All material assets, properties and risks of the Company and each Acquired Subsidiary are covered by valid and currently effective insurance policies or binders of insurance (including general liability insurance, property insurance, workers’ compensation insurance, directors and officers insurance, errors and omissions insurance and business interruption insurance) issued in favor of the Company or an Acquired Subsidiary, as the case may be, in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Company or such Acquired Subsidiary, as the case may be. Except as set forth in Section 3.23 of the Disclosure Schedule, with respect to each insurance policy and insurance binder of the Company and the Acquired Subsidiaries, all payment amounts due to the insurer by the Company or an Acquired Subsidiary on or prior to the date hereof have been timely paid, no amounts are past due thereunder and the premium and adjustments that will be due from the date hereof until the expiration date of such policies and binders will not exceed $200,000 in the aggregate. Except as set forth in Section 3.23 of the Disclosure Schedule, neither the Company nor any Acquired Subsidiary has been denied insurance coverage at any time during the past year. Except as set forth in Section 3.23 of the Disclosure Schedule, no insurance policy or insurance binder of the Company or any Acquired Subsidiary names any Distributed Subsidiary as a covered party thereunder. Section 3.23 of the Disclosure Schedule sets forth a correct and complete list of such insurance policies or binders of insurance, including the underwriter of such policies, the amount of coverage thereunder, limitations on coverage, expiration dates, premiums, policy numbers and retention terms. Except as set forth in Section 3.23 of the Disclosure Schedule, there are no pending claims against or any existing facts which are reasonably likely to result in a claim against such insurance by the Company or any Acquired Subsidiary. Neither the Company nor any Acquired Subsidiary has failed to timely give any notice required under such insurance policies or binders of insurance.

          SECTION 3.24. Certain Business Practices. None of the Seller, the Company or any of the Acquired Subsidiaries or, to the Knowledge of the Seller, any of their respective directors, officers, agents, representatives or employees (in their capacity as directors, officers, agents, representatives or employees) has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the business of the Company or any Acquired Subsidiary; (b) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, which is in any manner illegal under any Law of the United States or any other country having jurisdiction; or (c) made any payment to any customer or supplier of the Company or any of the Acquired Subsidiaries or any officer, director, partner, employee or agent of any such customer, supplier or officer, director, partner, employee or agent for the unlawful reciprocal practice, or made any other bribe, kickback or unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of the business of the Company or any Acquired Subsidiary.

          SECTION 3.25. Brokers. Except for SunTrust Robinson Humphrey Capital Markets (“STRH”) and Jefferies & Co. (“Jefferies”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller or its Affiliates. The Seller is solely responsible for the fees and expenses of STRH and Jeffries.

          SECTION 3.26. Holding Company. (a) The Company is a holding company and has no assets, other than the issued and outstanding capital stock of Medifax, or liabilities, except as set forth in Section 3.26 of the Disclosure Schedule.

          (b) ABOL has no operations, assets or liabilities (except obligations under the Separation Agreement).

          SECTION 3.27. Customers. Listed in Section 3.27(a) of the Disclosure Schedule are the names, addresses, transaction volume and annual revenue of each of the twenty-five most significant healthcare provider, Vendor and payor customers of the Company and the Acquired Subsidiaries (in each case, based on revenue received by the Company and the Acquired Subsidiaries related to such customers) for the twelve-month period ended September 30, 2003. Except as set forth in Section 3.27(b) of the Disclosure Schedule, none of the Seller, the Company or any Acquired Subsidiary has received any written notice, nor to the Seller’s Knowledge is there any reason to believe that any such customer of the Company or any Acquired Subsidiary has ceased, or will cease, to use the products, goods or services of the Company or any Acquired Subsidiary, or has substantially reduced, or will substantially reduce, the use of such products, goods or services during the 12 months following the Closing. Section 3.27(c) of the Disclosure Schedule sets forth (i) a complete list of all Contracts with the Company’s and the Acquired Subsidiaries’ Vendor customers, (ii) a complete list of all healthcare payor customers of the Company and the Acquired Subsidiaries, and (iii) for any healthcare payor customer for which a Contract is set forth in subsection (iii) of Section 3.27(c) of the Disclosure Schedule, a complete list of all Contracts entered into by the Company or any

Acquired Subsidiary with such payor, in each case as of the date of this Agreement; provided, however, that the representation and warranty set forth in this sentence is given as of the date of this Agreement and shall not be subject to Section 7.02(a)(i)(A)(II).

          SECTION 3.28. Powers of Attorney. Section 3.28 of the Disclosure Schedule sets forth a complete list of each power of attorney or other similar Contract under which the Company or any Acquired Subsidiary has granted a power of attorney or similar power (each, a “Power of Attorney”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

          As an inducement to the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:

          SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms.

          SECTION 4.02. No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, except as may result from any facts or circumstances relating solely to the Seller, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation or By-laws of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, which would adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or the Ancillary Agreements.

          SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority, except (a) any filings required by applicable securities Laws and (b) the pre-merger notification and waiting period requirements of the HSR Act.

          SECTION 4.04. Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

          SECTION 4.05. Financing. As of the Closing, the Purchaser will have all funds necessary to consummate all the transactions contemplated by this Agreement and the Ancillary Agreements.

          SECTION 4.06. Litigation. No Action by or against the Purchaser is pending or, to the Knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

          SECTION 4.07. Brokers. Except for Raymond James & Associates, Inc. (“Raymond James”) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or its Affiliates. The Purchaser shall be solely responsible for payment of the fees and expenses of Raymond James.

ARTICLE V

ADDITIONAL AGREEMENTS

          SECTION 5.01. Conduct of Business Prior to the Closing. (a) The Seller covenants and agrees that, except as described in Section 5.01(a) of the Disclosure Schedule or as otherwise provided in this Agreement, between the date hereof and the time of the Closing, neither the Company nor any Subsidiary shall conduct its business other than in the ordinary course and consistent with the Company’s and such Subsidiary’s prior practice. Without limiting the generality of the foregoing, except as described in Section 5.01(a) of the Disclosure Schedule or as otherwise provided in this Agreement, the Seller shall cause the Company and each Subsidiary to (i) continue their advertising and promotional activities, and pricing and purchasing policies, in accordance with past practice; (ii) not shorten or lengthen the customary payment cycles for any of their payables or receivables; (iii) use their reasonable best efforts to (A) preserve intact their business organizations and the business organization of the business of the Company and the Subsidiaries, (B) keep available to the Purchaser the services of the employees of the Company and each Acquired Subsidiary, (C) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of the Company, each Acquired Subsidiary and their respective businesses and (D) preserve their current relationships with their customers, suppliers and other persons with which they have had significant business relationships; (iv) exercise, but only after notice to the Purchaser and receipt of the Purchaser’s prior written approval, any rights of renewal pursuant to the terms of any of the leases or subleases set forth in Section 3.18(b) of the Disclosure Schedule which by their terms would otherwise expire; and (v) not engage in any practice, take any action, fail to take any action or enter into any transaction which would reasonably be expected to cause any representation or warranty of the Seller to be untrue or result in a breach of any covenant made by the Seller in this Agreement.

          (b) Except as described in Section 5.01(b) of the Disclosure Schedule or as otherwise provided in this Agreement, the Seller covenants and agrees that, between the date hereof and the time of the Closing, without the prior written consent of the Purchaser, neither the Company nor any Acquired Subsidiary will do any of the things enumerated in the second sentence of Section 3.12 (including clauses (a) through (x) thereof). The Seller further covenants and agrees that, between the date hereof and the time of the Closing, without the prior written consent of the Purchaser, neither the Company nor any Acquired Subsidiary shall, other than in the ordinary course of business consistent with past practice, (i) amend or modify in any material respect any Contract between the Company or an Acquired Subsidiary, on the one hand, and a Vendor or payor customer, on the other hand; or (ii) enter into any Contract with any Vendor or payor.

          SECTION 5.02. Access to Information. (a) From the date hereof until the Closing, upon reasonable notice, the Seller shall cause its officers, directors, employees, agents, representatives, accountants and counsel and shall cause the Company and the Subsidiaries and each of the Company’s and the Subsidiaries’ officers, directors, employees, agents, representatives, accountants and counsel to: (i) afford the officers, employees, agents, accountants, counsel, financing sources and representatives of the Purchaser reasonable access, during normal business hours, to the offices, properties, plants, other facilities, books and records of the Company and each Subsidiary and to those officers, directors, employees, agents, accountants and counsel of the Seller, the Company and of each Subsidiary who have any knowledge relating to the Company, any Subsidiary or their respective businesses and (ii) furnish to the officers, employees, agents, accountants, counsel, financing sources and representatives of the Purchaser such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of the Company, the Subsidiaries and their respective businesses (or legible copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that such investigation and furnishing of information shall be conducted in such a manner as to not interfere unreasonably with the business operations of the Company and the Subsidiaries. All information concerning the Seller, the Company and the Subsidiaries furnished or provided by the Seller, the Company, the Subsidiaries or their officers, directors, employees, agents, representatives, accountants or counsel to the Purchaser or its officers, directors, employees, agents, representatives, accountants or counsel (whether furnished before or after the date of this Agreement) shall be held subject to the Confidentiality Agreement.

          (b) In order to facilitate the resolution of any claims made against or incurred by the Seller prior to the Closing, for a period of seven years after the Closing, the Purchaser shall (i) retain the books and records relating to the business of the Company and the Acquired

Subsidiaries and their operations for periods prior to the Closing in a manner reasonably consistent with the prior practice of the Company and the Acquired Subsidiaries and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records.

          (c) In order to facilitate the resolution of any claims made by or against or incurred by the Purchaser, the Company or any Acquired Subsidiary after the Closing or for any other reasonable purpose, for a period of seven years following the Closing, the Seller shall (i) retain the books and records of the Seller which relate to the business of the Company and the Acquired Subsidiaries and their operations for periods prior to the Closing and which shall not otherwise have been delivered to the Purchaser, the Company or any Acquired Subsidiary and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser, the Company or any Acquired Subsidiary reasonable access (including the right to make photocopies, at the expense of the Purchaser, the Company or such Acquired Subsidiary), during normal business hours, to such books and records.

          SECTION 5.03. Confidentiality. The Seller agrees to, and shall cause its agents, representatives, Affiliates, employees, officers and directors to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the business of the Company and the Acquired Subsidiaries, (ii) in the event that the Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchaser with prompt written notice of such requirement so that the Purchaser, the Company or any Acquired Subsidiary may seek a protective order or other remedy or waive compliance with this Section 5.03, (iii) in the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.03, furnish only that portion of such confidential information which is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such information, and (iv) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to the Company or the Purchaser any and all copies (in whatever form or medium) of all such confidential information then in the possession of the Seller or any of its agents, representatives, Affiliates, employees, officers and directors and, except as otherwise required by Section 5.02(c), destroy any and all additional copies then in the possession of the Seller or any of its agents, representatives, Affiliates, employees, officers and directors of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Seller or its agents, representatives, Affiliates, employees, officers or directors; and provided further that, with respect to Intellectual Property, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, with respect to Intellectual Property, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain. The Seller agrees and acknowledges that remedies at law for any breach of its obligations under this Section 5.03 are inadequate and that in addition thereto the Purchaser shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach.

          SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents. (a) The Seller shall use its reasonable best efforts to obtain (or cause the Company and the Subsidiaries to obtain, as applicable) all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will cooperate fully with the Purchaser in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each party hereto agrees to make an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to use its reasonable efforts to make such filing within five (5) Business Days of the date hereof, but in no event later than ten (10) Business Days after the date hereof, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.

          (b) The Seller shall or shall cause the Company and the Subsidiaries to give promptly such notices to third parties and use its or their reasonable best efforts to obtain such third party consents and estoppel certificates as the Purchaser may in its sole discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

          (c) The Purchaser shall cooperate and use all reasonable best efforts to assist the Seller in obtaining the authorizations, consents, orders and approvals of all Governmental Authorities and officials described in Section 5.04(a) and giving the notices and obtaining such consents and estoppel certificates described in Section 5.04(b), including providing assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose authorization or consent is sought hereunder; provided, however, that the Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which the Purchaser in its sole discretion may deem adverse to the interests of the Purchaser, the Company or any Acquired Subsidiary; and provided further, however, that notwithstanding anything to the contrary contained herein, the Purchaser shall not be required to take any action, including entering into a consent decree, hold separate orders or other arrangements, that (i) requires the divestiture of any assets of any of the Purchaser, the Company, any of the Purchaser’s subsidiaries or any Acquired Subsidiary or (ii) limits the Purchaser’s freedom of action with respect to, or its ability to retain, the Company or any Subsidiaries or any portion thereof or any of the Purchaser’s, the Purchaser’s subsidiaries or their respective Affiliates’ assets or businesses.

          (d) The Seller and the Purchaser agree that, in the event that any consent, approval or authorization necessary or desirable to preserve for the Company or any Acquired Subsidiary any right or benefit under any lease, license, contract, commitment or other agreement or arrangement to which the Company or any Acquired Subsidiary is a party is not obtained prior to the Closing, the Seller will, subsequent to the Closing, cooperate with the Purchaser, the Company or any such Acquired Subsidiary in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, the Seller shall use its reasonable best efforts to provide the Purchaser, the Company or such Acquired Subsidiary, as the case may be, with the rights and benefits of the affected lease, license, contract, commitment or other agreement or arrangement for the term of such lease, license, contract or other agreement or arrangement, and, if the Seller provides such rights and benefits, the Company or such Acquired Subsidiary, as the case may be, shall assume the obligations and burdens thereunder.

          SECTION 5.05. Notice of Developments. (a) Prior to the Closing, the Seller shall promptly notify the Purchaser in writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would reasonably be expected to result in any breach of a representation or warranty or covenant of the Seller in this Agreement or which would reasonably be expected to have the effect of making any representation or warranty of the Seller in this Agreement untrue or incorrect in any respect. Except as set forth in Section 5.05(c), such notification shall not affect or otherwise limit the Purchaser’s right to enforce the terms of this Agreement and all Schedules hereto as they existed on the date hereof, without taking into account such notification.

          (b) The Seller shall have the right from time to time prior to the Closing to supplement or amend the Disclosure Schedule; provided, however, that the Seller must provide the Purchaser with a written notice of any such supplement or amendment (the “Schedule Update Notice”) that describes, in reasonable detail, the matter giving rise to the supplement or amendment. Except as set forth in Section 5.05(c), such supplements and amendments shall not affect or otherwise limit the Purchaser’s right to enforce, whether prior to or after the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, the terms of this Agreement and all Schedules hereto as they existed on the date hereof, without taking into account such supplements or amendments.

          (c) In the event the Seller supplements or amends Section 3.27 or Section 3.16(a)(i) (to the extent such supplement or amendment relates to a customer Contract), 3.16(a)(xvi) (to the extent such supplement or amendment relates to a customer Contract), Section 3.16(a)(xx) or Section 3.16(a)(xxi) of the Disclosure Schedule, the Schedule Update Notice must state whether the events or circumstances resulting in such supplement or amendment would be reasonably likely to cause a Closing condition set forth in Section 7.02 to be unsatisfied. In the event that such Schedule Update Notice states that the matter giving rise to the supplement or amendment of Section 3.27 or Section 3.16(a)(i) (to the extent such supplement or amendment relates to a customer Contract), 3.16(a)(xvi) (to the extent such supplement or amendment relates to a customer Contract), Section 3.16(a)(xx) or Section 3.16(a)(xxi) of the Disclosure Schedule would be reasonably likely to cause a Closing condition set forth in Section 7.02 to be unsatisfied, the Purchaser shall have the right, within ten (10) Business Days of receipt of such Schedule Update Notice to terminate this Agreement pursuant to Section 9.01(e) hereof. In the event (i) the Schedule Update Notice states that the matter giving rise to the supplement or amendment of Section 3.27 or Section 3.16(a)(i) (to the extent such supplement or amendment relates to a customer Contract), 3.16(a)(xvi) (to the extent such supplement or amendment relates to a customer Contract), Section 3.16(a)(xx) or Section 3.16(a)(xxi) of the Disclosure Schedule would be reasonably likely to cause a Closing condition set forth in Section 7.02 to be unsatisfied, and the Purchaser does not terminate this Agreement pursuant to Section 9.01(e) within ten (10) Business Days of receipt of such Schedule Update Notice, then the information on such Schedule Update Notice shall update the Disclosure Schedule as if such information was included on the Disclosure Schedule as of the date hereof and the Purchaser shall have no further right to delay the Closing, terminate this Agreement or seek indemnification as a result of a representation or warranty of the Seller set forth in Section 3.16(a)(i) (to the extent such supplement or amendment relates to a customer Contract), 3.16(a)(xvi) (to the extent such supplement or amendment relates to a customer Contract), Section 3.16(a)(xx) or Section 3.16(a)(xxi) or 3.27 being untrue because of the facts set forth in such Schedule Update Notice. In the event (i) the Schedule Update Notice states that the matter giving rise to the supplement or amendment of Section 3.27 or Section 3.16(a)(i) (to the extent such supplement or amendment relates to a customer Contract), 3.16(a)(xvi) (to the extent such supplement or amendment relates to a customer Contract), Section 3.16(a)(xx) or Section 3.16(a)(xxi) of the Disclosure Schedule would not be reasonably likely to cause a Closing condition set forth in Section 7.02 to be unsatisfied and (ii) the parties subsequently consummate the transactions contemplated by this Agreement and the Ancillary Agreements, then such supplement or amendment shall not affect or otherwise limit any Purchaser Indemnified Parties’ (as defined in Section 8.02) right to enforce after the Closing the terms of this Agreement and all Schedules hereto as they existed on the date hereof, without taking into account such supplements or amendments.

          SECTION 5.06. No Solicitation or Negotiation. The Seller agrees that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement, none of the Seller, the Company, the Subsidiaries or any of their respective Affiliates, officers, directors, representatives or agents will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the capital stock of the Company or any Acquired Subsidiary or substantially all of the assets of the Company or any Acquired Subsidiary (other than the Distributed Subsidiaries), (B) to enter into any merger, consolidation or other business combination involving or otherwise relating to the Company, any Acquired Subsidiary or the business of the Company or the Acquired Subsidiaries or (C) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any Acquired Subsidiary or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Seller shall notify the Purchaser promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to the Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. The Seller agrees not to, and to cause the Company and each Acquired Subsidiary not to, without the prior written consent of the Purchaser, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Seller or any Subsidiary is a party.

          SECTION 5.07. Use of Intellectual Property. (a) The Seller acknowledges that from and after the Closing, the name “medifax”, “MediFax-EDI”, “Medi”, “MedWare” and all similar or related names, marks and logos (all of such names, marks and logos being the “Company Marks”) shall be owned by the Company or an Acquired Subsidiary, that neither the Seller nor any of its Affiliates shall have any rights in the Company Marks and that neither the Seller nor any of its Affiliates will contest the ownership or validity of any rights of the Purchaser, the Company or any Acquired Subsidiary in or to the Company Marks.

          (b) From and after the Closing, neither the Seller nor any of its Affiliates shall use any of the Company Intellectual Property, or any of the Licensed Intellectual Property or any of the IT Systems.

          SECTION 5.08. Non-Competition. (a) For a period of two (2) years after the Closing (the “Non-Competition Restricted Period”), neither the Seller nor its Affiliates as of the date of this Agreement shall engage, directly or indirectly, in any business anywhere in the world that develops, implements or provides products or services of the kind developed, implemented or provided by the Company or any Acquired Subsidiary as of the Closing or, without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, consultant or otherwise, any Person that is in the business of providing claims, eligibility, ERA, referral/authorization or other healthcare transaction services to healthcare providers or payors that are provided by the Company or any Acquired Subsidiary as of the Closing or practice management systems to physician practices; provided, however, that for the purposes of this Section 5.08, an ownership interest (other than a Controlling Interest (as defined below)) in any competitor shall not be deemed to be in violation of this Section 5.08; and provided further, however that, notwithstanding the foregoing, as this Section 5.08 applies to First Islamic Investment Bank, E.C. (“First Islamic”) or Crescent Capital Investments, Inc. (“Crescent”) pursuant to the Crescent/First Islamic Letter Agreement (as defined below), the ownership interest in Smart Document Solutions, Inc. held by Affiliates of First Islamic and Crescent shall not be deemed to be in violation of this Section 5.08. For purposes of this Section 5.08, “Controlling Interest” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

          (b) As a separate and independent covenant, the Seller agrees with the Purchaser that, for a period of five (5) years following the Closing (the “Non-Solicitation/Non-Hire Restricted Period), neither Seller nor any of its Affiliates as of the date of this Agreement will in any way, directly or indirectly, for the purpose of conducting or engaging in any business that develops, implements or provides products or services of the kind developed, implemented or provided by the Company or any Acquired Subsidiary as of the Closing, call upon, solicit, advise or otherwise do, or attempt to do, business with any customers of the Company or any Acquired Subsidiary with whom the Company or any Acquired Subsidiary had any dealings during the period of time in which the Company was an Affiliate of the Seller or take away or interfere or attempt to interfere with any custom, trade, business or patronage of the Company or any Acquired Subsidiary, or interfere with or attempt to interfere with any officers, employees, representatives or agents of the Company or any Acquired Subsidiary, or hire, induce or attempt to induce any of them to leave the employ of the Company or any Acquired Subsidiary or violate the terms of their contracts, or any employment arrangements, with the Company or any Acquired Subsidiary.

          (c) The Non-Competition Restricted Period and the Non-Solicitation/Non-Hire Restricted Period, as applicable, shall be extended by the length of any period during which the Seller or any of its Affiliates is in breach of the terms of this Section 5.08.

          (d) The Seller acknowledges that its covenants set forth in this Section 5.08 are an essential element of this Agreement and that, but for the agreement of the Seller on behalf of itself and its Affiliates to comply with these covenants, the Purchaser would not have entered into this Agreement. The Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 5.08 are reasonable and proper.

          SECTION 5.09. Release of Obligations and Encumbrances. (a) The Seller covenants and agrees, on or prior to the Closing, to execute and deliver to the Company, for the benefit of the Company and each Acquired Subsidiary, a general release and discharge, in form and substance satisfactory to the Purchaser, releasing and discharging the Company and each Acquired Subsidiary from any and all obligations to indemnify the Seller or otherwise hold it harmless pursuant to any agreement or other arrangement entered into prior to the Closing.

          (b) On or prior to the Closing, the Seller shall work diligently to deliver or cause to be delivered such additional documents and to take or cause to be taken, as promptly as practicable, such further actions as may be necessary, proper or advisable in the Purchaser’s reasonable discretion to cause the condition set forth in Section 7.02(k) to be satisfied at the Closing.

          SECTION 5.10. Intercompany Arrangements. Prior to the Closing, the Seller shall cause any contract or arrangement that is disclosed (or should have been disclosed) in Section 3.11(b) or 3.11(c) of the Disclosure Schedule, other than those contracts or arrangements set forth in Section 5.10 of the Disclosure Schedule, to be terminated or otherwise amended to exclude the Company and any Acquired Subsidiary as a party thereto.

          SECTION 5.11. Distributions of Certain Subsidiaries of Medifax. (a) On the Closing Date but prior to the Closing, the Company shall cause Medifax to distribute its entire equity interest in each Distributed Subsidiary to the Company, and immediately thereafter and prior to the Closing, the Seller shall cause the Company to distribute its entire equity interest in each Distributed Subsidiary to the Seller (such distributions, collectively, the “Initial Distribution”). In consideration for the Initial Distribution, the Seller shall deliver to the Company stock certificates evidencing the Redeemed Shares, which shall be cancelled by the Company upon consummation of the Initial Distribution. The parties agree that the Initial Distribution shall be treated for federal income Tax purposes as consideration in exchange for the Redeemed Shares pursuant to Revenue Ruling 79-273, 1979-2 C.B. 125. Notwithstanding anything to the contrary contained in this Agreement, upon a sale or other disposition of Apollo, Working Rx, or ABOL, Inc. by the Seller (or its Affiliate) within two (2) years of the date of the Initial Distribution, the Seller shall provide written notice to the Purchaser within fifteen (15) days of the execution of an agreement to consummate a Distributed Subsidiary Sale but in no event less than thirty (30) days prior to the closing of such Distributed Subsidiary Sale setting forth the material terms of such transaction, including, without limitation, the purchase price received by the Seller (or its Affiliate) in connection with such transaction.

          (b) In connection with the Initial Distribution, the Seller shall (i) terminate, or cause to be terminated, on terms reasonably satisfactory to the Purchaser, all Contracts to which the Seller or any of its Affiliates, on the one hand, and the Company, any Acquired Subsidiary or any of their respective Affiliates (other than the Distributed Subsidiaries), on the other hand are parties that relate to the Distributed Subsidiaries; (ii) release, or caused to be released, on terms reasonably satisfactory to the Purchaser, the Company, the Acquired Subsidiaries and their respective Affiliates from all obligations arising under such Contracts described in clause (i); and (iii) settle all intercompany arrangements between Seller or any of its Affiliates, on the one hand, and the Company, any Acquired Subsidiary or any of their respective Affiliates (other than the Distributed Subsidiaries), on the other hand.

          SECTION 5.12. Audited Medical Services Financial Statements. The Seller shall cause the Company’s Accountants to prepare a true and complete audited consolidated balance sheet of the Company and the Acquired Subsidiaries for each of the two fiscal years ended as of December 31, 2001 and December 31, 2002, and the related audited consolidated statements of income, stockholders’ equity and cash flows of the Company and the Acquired Subsidiaries (together with all related notes and schedules thereto, and the reports thereon of the Company’s Accountants, referred to herein as the “Audited Medical Services Financial Statements”).

          SECTION 5.13. Separation Agreement. The Seller shall, for so long as the Seller or any of its Affiliates controls a Distributed Subsidiary, cause such Distributed Subsidiary to perform its obligations arising under the Separation Agreement and the Purchaser shall, for so long as the Purchaser or any of its Affiliates controls the Company or any Acquired Subsidiary, cause the Company and such Acquired Subsidiaries to perform their respective obligations arising under the Separation Agreement.

          SECTION 5.14. No Other Representations and Warranties. The Purchaser acknowledges that, except as set forth in Article III of this Agreement, none of the Seller, its Affiliates or any of their respective officers, directors, employees or representatives make or have made any other representation or warranty, express or implied, at law or in equity, in respect of the Company, the Subsidiaries, the Shares or any of the assets of the Company or the Subsidiaries.

          SECTION 5.15. Further Action. Each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VI

EMPLOYEE MATTERS

          SECTION 6.01. Benefits. As soon as practicable after the Closing (but not earlier than January 1, 2004, in the case of any Purchaser welfare plan), employees of the Company or any Acquired Subsidiary as of the Closing shall be offered participation in employee benefit plans, programs, policies and arrangements of the Purchaser and its subsidiaries (the “Purchaser Companies”) that provide benefits that are substantially comparable in the aggregate to those provided under the applicable employee benefit plans (as defined in Section 3(3) of ERISA (excluding plans exempt under Section 201(2) of ERISA)) of the Purchaser Companies generally available to similarly situated employees of the Purchaser Companies; provided, however, that nothing contained in this Section 6.01 shall (a) obligate or commit the Purchaser Companies to continue any particular employee benefit plan, program or arrangement after the Closing or to maintain in effect any particular plan or any level or type of benefits or (b) prohibit the Purchaser Companies from making any changes to any of their employee benefit plans, programs or arrangements; provided further, however, that the Purchaser shall continue the welfare plans of the Company or any Acquired Subsidiary until the welfare plans of the Purchaser are extended to such employees. The Purchaser shall, or shall cause the Company to, honor all contractual employee benefit obligations to current and former employees of the Company or any Acquired Subsidiary under the Plans in accordance with their terms. The Purchaser shall cause the Company to pay at the Closing to the employees of the Company and the Acquired Subsidiaries set forth on Section 6.01(a) of the Disclosure Schedule (the “Designated Employees”), the bonuses set forth for such employees reflected on such Section 6.01(a) of the Disclosure Schedule, and the Purchaser shall cause the remaining amount of the accrued bonuses set forth in Section 6.01(b) of the Disclosure Schedule (the aggregate amounts set forth in Sections 6.01(a) and (b) of the Disclosure Schedule, collectively referred to herein as, the “Accrued Bonuses”), to be paid to the other employees of the Company and the Acquired Subsidiaries not later than January 31, 2004, with the identity of, and amount to be paid to, each other such employee to be in accordance with the recommendation of David F. Bacon, Jr. in reasonable consultation with the Purchaser; provided that such employee remains employed by the Company or an Acquired Subsidiary as of the payment date; and provided further that in no event shall the Purchaser be obligated to pay or to cause the Company to pay bonuses to employees of the Company and the Acquired Subsidiaries for the year ended December 31, 2003 in an amount greater than the amount set forth in Section 6.01 of the Disclosure Schedule. The Purchaser shall cause each employee benefit plan of the Purchaser Companies in which employees of the Company or any Acquired Subsidiary are eligible to participate to take into account only for purposes of eligibility and vesting thereunder (but not for purposes of benefit accrual, including, without limitation, any contributions under any performance incentive plans of the Purchaser Companies) the service of such employees with the Company or any Acquired Subsidiary as if such service were with a member of the Purchaser Companies, to the same extent that such service was credited under a comparable plan of the Company or any Acquired Subsidiary. The Purchaser will, or will cause the Company and the Acquired Subsidiaries to, credit each employee of the Company and the Acquired Subsidiaries as of the Closing with such number of unused vacation days and other paid time off accrued by each employee with the Company and the Acquired Subsidiaries prior to the Closing Date in accordance with the Company’s personnel policies applicable to such employees on the date hereof, copies of which have been made available to the Purchaser; provided that the Purchaser may, in its sole discretion, require that such vacation and other paid time off be taken by the employee prior to December 31, 2005. The Purchaser shall be responsible, or shall cause Medifax or an Acquired Subsidiary to be responsible, for providing COBRA health care continuation coverage with respect to all employees or former employees (and their eligible dependents) of Medifax or an Acquired Subsidiary who are “M&A qualified beneficiaries” (as that term is defined in the regulations promulgated under COBRA) in connection with this Agreement who as of the Closing are currently receiving or are eligible to elect to receive COBRA continuation coverage through, or participate in, an employee health benefit plan subject to COBRA sponsored by Medifax or an Acquired Subsidiary.

          SECTION 6.02. Additional Employment Agreements. As promptly as practicable after the date hereof, the Seller and the Purchaser shall work together in good faith to cause each of the employees set forth in Section 6.02 of the Disclosure Schedule to enter into an employment agreement (collectively, the “Additional Employment Agreements”) reasonably satisfactory to the Purchaser.

          SECTION 6.03. 401(k) Plan. Prior to the Closing, the Seller shall, and shall cause each Distributed Subsidiary, on the one hand, and Medifax, on the other hand, to cooperate to take all actions necessary to (x) terminate the status of Medifax as the “sponsoring employer” under the Medifax 401(k) Savings/Retirement Plan (the “401(k) Plan”), (y) terminate the status of the Acquired Subsidiaries as “adopting employers” under the 401(k) Plan and (z) cause the 401(k) Plan and related trust to be transferred to, and assumed by (including all Liabilities relating thereto), a Distributed Subsidiary designated by the Seller, in accordance with the terms and conditions set forth in the 401(k) Plan and applicable Law. The Seller shall, and shall cause each Distributed Subsidiary, on the one hand, and Medifax, on the other hand, to, also cooperate to take all actions necessary, including, if applicable, amending the 401(k) Plan, to provide that all employees of Medifax or an Acquired Subsidiary who participate in the 401(k) Plan as of the Closing Date (i) receive a matching contribution at a rate of not less than fifty percent (50%) of the first six percent (6%) of pay contributed by each participant pursuant to the 401(k) Plan for the 2003 fiscal year, which matching contributions shall be made as of the Closing Date and (ii) are 100% vested in their account balances under the 401(k) Plan as the Closing Date. By no later than January 1, 2004, the Purchaser shall offer the employees of the Company and the Acquired Subsidiaries the opportunity to participate in the WebMD 401(k) Savings Plan or other plan qualified under Section 401(a) of the Code of the Purchaser Companies on a basis that is substantially comparable to that provided under the WebMD 401(k) Savings Plan to similarly situated employees of the Purchaser Companies.

          SECTION 6.04. Certain Medifax Employee Plans.

          Prior to the Closing the Seller shall, and shall cause each Distributed Subsidiary, on one hand, and Medifax, on the other hand, to cooperate to take all actions necessary to provide that all current or former employees or directors of the Distributed Subsidiaries who participate in any plan, program or arrangement maintained by Medifax or an Acquired Subsidiary, including, without limitation, the Medifax Flexible Benefit Plan (No. 507) and the Medifax Insurance Benefits Plan (No. 501) (collectively, the “Shared Medifax Employee Plans”) cease participation in such Shared Medifax Employee Plans as of the Closing Date and the Seller

shall cause a Distributed Subsidiary designated by the Seller to assume, and release Medifax and the Acquired Subsidiaries from, all Liabilities, relating to such current or former employees or directors of the Distributed Subsidiaries arising under or in connection with such Shared Medifax Employee Plans.

          SECTION 6.05. Assumption of Employment Agreements. Effective as of the Closing Date, the Seller shall cause a Distributed Subsidiary designated by the Seller, on terms reasonably satisfactory to the Purchaser, to assume, and release Medifax and the Acquired Subsidiaries from, all Liabilities arising under, or relating to, the employment agreements set forth in Section 6.05 of the Disclosure Schedule.

          SECTION 6.06. Liabilities and Obligations. Effective as of the Closing Date, the Seller shall cause a Distributed Subsidiary designated by the Seller, on terms reasonably satisfactory to the Purchaser, to assume, and release Medifax and the Acquired Subsidiaries from, all Liabilities relating to the employment or engagement (or termination thereof) and compensation and employee or other benefits of any current or former employees or directors of any Distributed Subsidiary, including, without limitation, any Liabilities arising under, or relating to, the Medifax Shared Benefits Plans, the Medifax Change of Control Severance Policy – Senior Management Level and the Medifax Change of Control Severance Policy – Manager Level.

          SECTION 6.07. 280G Letter Agreements. At least five (5) Business Days prior to the Closing Date, the Seller shall cause each of the employees set forth in Section 6.08 of the Disclosure Schedule to enter into a letter agreement (collectively, the “280G Letter Agreements”), substantially in the form attached hereto as Exhibit 6.07.

ARTICLE VII

CONDITIONS TO CLOSING

          SECTION 7.01. Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of that date, in each case, with the same force and effect as if made as of the Closing, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects;

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Shares contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Proceeding or Litigation. No Action shall have been commenced by or before any Governmental Authority against either the Seller or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Seller, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 7.01(c) shall not apply if the Seller has directly or indirectly solicited or encouraged any such Action;

(d) Legal Opinion. The Seller shall have received from Shearman & Sterling a legal opinion, addressed to the Seller and dated as of the Closing, substantially in the form of Exhibit 7.01(d); and

(e) Other Documents. The Seller shall have received the other documents and instruments required to be delivered by the Purchaser pursuant to Section 2.06.

          SECTION 7.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Seller contained in this Agreement (A) that are not qualified by “materiality” or “Material Adverse Effect” (I) shall have been true and correct in all material respects when made and (II) shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of that date, with the same force and effect as if made as of the Closing, and (B) that are qualified by “materiality” or “Material Adverse Effect” shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if made as of the Closing, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of that date, with the same force and effect as if made as of the Closing, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller on or before the Closing shall have been complied with in all material respects;

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Shares contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against either the Seller or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Purchaser, is likely to render it impossible or unlawful to consummate such transactions or which could have a Material Adverse Effect; provided, however, that the provisions of this Section 7.02(c) shall not apply if the Purchaser has directly or indirectly solicited or encouraged each Action;

(d) Consents and Approvals. The Purchaser and the Seller shall have received, each in form and substance reasonably satisfactory to the Purchaser in its sole discretion, all authorizations, consents, orders and approvals of all Governmental Authorities and officials and all third party consents and estoppel certificates necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including all third party consents required under any Material Contract, set forth in Exhibit 7.02(d);

(e) Legal Opinion. The Purchaser shall have received from the Seller’s outside counsel, a legal opinion, addressed to the Purchaser and dated as of the Closing, substantially in the form of Exhibit 7.02(e);

(f) No Material Adverse Effect. No event or events shall have occurred and be continuing, or be reasonably likely to occur, which have, or would be reasonably expected to have, a Material Adverse Effect;

(g) Stock Option Plan. The Seller shall have delivered to the Purchaser the written consent of each Option Holder;

(h) Employment Agreements. The Principal Employment Agreements and any Additional Employment Agreements shall be in full force and effect and all key employees who are covered by such Principal Employment Agreements and Additional Employment Agreements shall remain employed by the Company;

(i) 280G Letter Agreements. The Seller shall have delivered to the Purchaser the 280G Letter Agreements, substantially in the form attached hereto as Exhibit 6.07;

(j) Repurchase of Minority Interest in Medi, Inc. Medi, Inc. or the Company shall have repurchased or otherwise redeemed all of the shares of outstanding stock of Medi, Inc. held by Persons other than Medifax, and the Seller shall have delivered evidence of such repurchase or redemption, reasonably satisfactory to the Purchaser;

(k) Satisfaction of Closing Date Indebtedness. (i) The Seller shall have delivered to the Purchaser written acknowledgement from PCI and BofA in form and substance satisfactory to the Purchaser in its reasonable discretion, that, effective upon the payment of the Closing Date Indebtedness owed to PCI and BofA in accordance with Sections 2.05(b) and 2.06(b)(ii), (A) any payment obligations with respect to such Indebtedness have been paid in full and PCI and BofA, as applicable, have released each of the Company and the Acquired Subsidiaries from any and all further obligations or Liabilities under each of the Capital Lease Facility and the Working Capital Facility; (B) to the extent that title to any Leased Assets (as defined in the Capital Lease Facility) that are used by the Company or any of the Acquired Subsidiaries in the conduct of their respective businesses as of the Closing is held by PCI and BofA, title to such assets has been transferred to the Company or such Acquired Subsidiary; (C) any Encumbrances in favor of PCI, BofA or any of their respective Affiliates on the assets, capital stock, rights or properties, whether real or personal, tangible or intangible, of the Company or any Acquired Subsidiary, including any Leased Asset (as defined in the Capital Lease

Facility) that are used by the Company or any of the Acquired Subsidiaries in the conduct of their respective businesses as of the Closing, have been released (together with any such certificates, instruments and documents as the Purchaser may reasonably request to document such release); and (D) PCI and BofA have released the Company and the Acquired Subsidiaries from all guarantees in favor of PCI and BofA and that the Company and the Acquired Subsidiaries have no further obligations or Liabilities under any such guarantee (collectively, the “PCI Financing Release Documents”);

(ii) The Seller shall have delivered to the Purchaser (A) written acknowledgement from any other Person to whom the Company or any Acquired Subsidiary owes any Closing Date Indebtedness as of the Closing Date, in form and substance satisfactory to the Purchaser in its reasonable discretion, that, effective upon the payment of the Closing Date Indebtedness owed to such Person in accordance with Sections 2.05(b) and 2.06(b)(ii), (I) any payment obligations with respect to such Indebtedness have been paid in full and such Person has released each of the Company and the Acquired Subsidiaries from any and all further obligations or Liabilities with respect to such Indebtedness; (II) any Encumbrances in favor of such Person or any of its Affiliates on the assets, capital stock, rights or properties, whether real or personal, tangible or intangible, of the Company or any Acquired Subsidiary have been released (together with any such certificates, instruments and documents as the Purchaser may reasonably request to document such release); and (III) such Person has released the Company and the Acquired Subsidiaries from all guarantees in favor of such Person and that the Company and the Acquired Subsidiaries have no further obligations or Liabilities under any such guarantee; and (B) written acknowledgement, in form and substance satisfactory to the Purchaser in its reasonable discretion, from any Person (other than those Person’s referenced in Section 7.02(k)(i) and Section 7.02(k)(ii)(A)), that, effective on the Closing Date, such Person has released each of the Company and the Acquired Subsidiaries from any Encumbrances (other than Permitted Encumbrances) in favor of such Person or any of its Affiliates on the assets, capital stock, rights or properties, whether real or person, tangible or intangible, of the Company or any Acquired Subsidiary have been released (together with any such certificates, instruments and documents as the Purchaser may reasonably request to document such release) (collectively, the “Additional Financing Release Documents; together with the PCI Financing Release Documents referred to herein as the “Financing Release Documents”);

(iii) Any amounts owed by the Company or an Acquired Subsidiary to any Distributed Subsidiary shall have been repaid or forgiven as of the Closing Date.

(l) Indemnity Release. The Seller shall have satisfied its obligations set forth in Section 5.09(a);

(m) Distributions of Certain Subsidiaries of Medifax. (i) The Initial Distribution shall have occurred as provided in Section 5.11(a), and (ii) the Seller shall have satisfied its obligations set forth in Section 5.11(b);

(n) Audited Medical Services Financial Statements. The Purchaser shall have received the Audited Medical Services Financial Statements;

(o) Letter Agreements from Crescent Capital and First Islamic. The Purchaser shall have received from each of Crescent and First Islamic a letter agreement, in form and substance reasonably satisfactory to the Purchaser, pursuant to which Crescent and First Islamic agree to abide by the provisions set forth in Sections 5.03 and 5.08 of this Agreement as though they were parties to this Agreement (the “Crescent/First Islamic Letter Agreements”);

(p) Separation Agreement. The Separation Agreement shall have been executed and delivered to the Purchaser;

(q) Assignment and Termination of Agreements. (i) The employment agreements between Medifax and Bob McCaffrey, Kerney Tindle, Tim S. Tucker and John Wilson shall have been assigned to Apollo or Working Rx, as designated by the Seller, on terms reasonably satisfactory to the Purchaser; and (ii) all Contracts pursuant to which the Company or any Acquired Subsidiary has directly or indirectly guaranteed the Indebtedness, Liabilities or obligations of any Distributed Subsidiary shall have terminated or modified to release the Company and the Acquired Subsidiaries from such agreement, on terms reasonably satisfactory to the Purchaser; and

(ii) The Purchaser shall have received a termination agreement, in form and substance reasonably satisfactory to the Purchaser, duly executed by Crescent and Medifax (the “Termination Agreement”), pursuant to which (i) Crescent and Medifax terminate the Management Advisory Agreement, dated June 28, 2001, between Crescent and Medifax, (ii) Crescent and Medifax mutually release each other from all obligations arising under the Management Agreement, and (iii) Crescent acknowledges that Medifax does not owe any amounts to Crescent under the Management Agreement;

(r) Waiver and Release. The Purchaser shall have received the duly executed waiver and release listed on Exhibit 7.02(r), in form and substance reasonably satisfactory to the Purchaser; and

(s) Other Documents. The Purchaser shall have received the other documents and instruments required to be delivered by the Seller to the Purchaser pursuant to Section 2.05.

ARTICLE VIII

INDEMNIFICATION

          SECTION 8.01. Claims Period. For purposes of this Agreement, the “Claims Period” shall be the period after the Closing Date during which a claim for indemnification may be asserted under this Agreement by any Indemnified Party (as defined below). The Claims Period under this Agreement with respect to all Losses (as defined below) of an Indemnified Party (excluding claims for Taxes, claims related to Sections 3.20(a), (b), (c), (d), (f) or (h) and claims related to clause (iii) of the second sentence of Section 3.04(b), for which the Claims Period shall commence on the Closing and shall terminate on the second (2nd) anniversary of the Closing) shall commence on the Closing and shall terminate on the first (1st) anniversary of the Closing. The representations and warranties of the Seller and the Purchaser contained in this Agreement and the Ancillary Agreements shall survive the Closing until the first (1st) anniversary of the Closing (excluding the representations and warranties of the Seller contained in Sections 3.20(a), (b), (c), (d), (f) or (h), Section 3.22 or set forth in clause (iii) of the second sentence of Section 3.04(b) and any covenants of the Seller relating to Taxes, which shall survive the Closing until the second (2nd) anniversary of the Closing). Notwithstanding the foregoing, if prior to the close of business on the last day of the Claims Period, an Indemnifying Party (as defined below) shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive, and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms herein. Neither the period of survival nor the liability of the Seller with respect to the Seller’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser.

          SECTION 8.02. Indemnification by the Seller. The Purchaser, the Company and the Acquired Subsidiaries (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller for and against any and all Liabilities, losses, Taxes, diminution in value, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from:

(a) the breach of any representation or warranty made by the Seller contained in the Acquisition Documents;

(b) the breach of any covenant or agreement by the Seller contained in the Acquisition Documents;

(c) the payment by the Purchaser, the Company, any Acquired Subsidiary or any Affiliate thereof of any Excluded Taxes;

(d) any and all Losses suffered or incurred by the Purchaser, the Company or any Acquired Subsidiary arising out of or resulting from any actions taken or failed to be taken, whether before or after the Closing, by Apollo, Working Rx or ABOL and their respective officers, directors, employees, consultants or agents, including, without limitation, any and all Losses arising from the matters set forth in Exhibit 8.02 to this Agreement;

(e) the Company’s or any Acquired Subsidiary’s (i) purchase price adjustment obligations or (ii) indemnification obligations related to actions taken prior to the Closing by the Company or the Acquired Subsidiaries and their respective officers, directors, employees, consultants or agents, in each case as set forth in the respective terms of the Pre-Closing Acquisition/Divestiture Agreements;

(f) Liabilities to be assumed by a Distributed Subsidiary pursuant to Article VI of this Agreement;

(g) the cancellation of the Stock Options in accordance with Section 2.03 (other than the obligation of the Purchaser to pay, or caused to be paid, the Total Option Consideration in accordance with this Agreement); or

(h) the matter set forth on Exhibit 8.02(h).

To the extent that the Seller’s undertakings set forth in this Section 8.02 may be unenforceable, the Seller shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Parties.

          SECTION 8.03. Indemnification by the Purchaser. The Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from:

(a) the breach of any representation or warranty made by the Purchaser contained in the Acquisition Documents; or

(b) the breach of any covenant or agreement by the Purchaser contained in the Acquisition Documents.

To the extent that the Purchaser’s undertakings set forth in this Section 8.03 may be unenforceable, the Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Seller Indemnified Parties.

          SECTION 8.04. Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, (a) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 8.02(a) or 8.03(a), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $1.75 million (the “Basket Amount”) in which case each Indemnified Party shall be entitled to indemnification for the entire amount of such Loss and (b) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 8.02 or 8.03, as the case may be, shall be an amount equal to the Escrow Amount. Notwithstanding anything herein to the contrary, the provisions of Section 8.04(a) shall not apply (i) with respect to indemnification of the Purchaser Indemnified Parties for any Excluded Taxes pursuant to 8.02 hereof or for any breach by the Seller of the representations and warranties set forth in Sections 3.22 or 3.25 or clause (iii) of the second sentence of Section 3.04(b) or (ii) with respect to indemnification of the Seller Indemnified Parties for any breach by the Purchaser of the representations and warranties set forth in Section 4.07. Subject to Section 8.10, any obligation of the Seller to indemnify and hold harmless any Purchaser Indemnified Party for and against any Losses hereunder shall be payable solely out of distributions of the Escrow Amount in accordance with the terms of the Escrow Agreement.

          SECTION 8.05. Notice of Loss; Third Party Claims. (a) If an Indemnified Party shall determine that there is any matter that has given or could give rise to a right of indemnification under this Agreement, that does not involve a Third Party Claim (as defined below), such an Indemnified Party shall give the Indemnifying Party written notice of such matter within sixty (60) days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation or otherwise) and, within five (5) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay, or cause to be paid, immediately available funds to the Indemnified Party in an amount equal to such claim as determined hereunder, if any.

          (b) If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Article VIII, within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party written notice of such Third Party Claim; provided, however, that the failure to provide such notice shall relieve the Indemnifying Party from its obligations under this Article VIII only if and to the extent that the Indemnifying Party is actually prejudiced as a result of such failure and shall not relieve the Indemnifying Party from any other obligation or Liability that it may have to any Indemnified Party otherwise than under this Article VIII.

(c) (i) The following procedures apply to Third Party Claims for which a Purchaser Indemnified Party is entitled to indemnification pursuant to Sections 8.02(a), (b) or (c): The Purchaser shall have the right (including the selection of counsel, subject to the approval of the Seller, which will not be unreasonably withheld or delayed) to defend against, direct the defense of, or settle any such Third Party Claim and any related proceeding, but the Seller must reasonably cooperate in the defense thereof. In connection therewith, the Purchaser agrees (A) to keep the Seller reasonably informed of its defense and resolution of the Third Party Claim, (B) to report to the Seller in writing, at least monthly, as to the amount of Losses (including attorneys’ fees and expenses) incurred as of the date of such report, together with a good faith estimate of the amount of any additional Losses that the Purchaser expects may be incurred in the future based upon the status of such matters as of such date, and (C) that it will make reasonable judgments with respect to incurring costs and expenses (including the selection of outside counsel), compromising, discharging, settling or admitting liability in connection with such Third Party Claim in a similar manner and based on similar factors as it does for similar third party claims for which it has no claim against any party for indemnification. No compromise, discharge or settlement of, or admission of liability in connection with, such claims may be effected by a Purchaser Indemnified Party without the written consent of Seller (which consent will not be unreasonably withheld or delayed) unless the Purchaser Indemnified Party has waived any right to indemnification therefor by the Seller. The Purchaser acknowledges that it is reasonable for the Seller to withhold such consent if the Seller, in good faith, objects to the amount of the monetary damages to be paid with respect to any such compromise, discharge or settlement of, or admission of liability in connection with such claims. So long as the Purchaser is conducting the defense of the Third Party Claim in accordance with this Section 8.05(c)(i), the Seller may retain separate co-counsel at their sole cost and expense and participate in the defense of the Third Party Claim.

(ii) The following procedures apply to Third Party Claims for which a Purchaser Indemnified Party is entitled to indemnification pursuant to Sections 8.02(d), (e), (f), (g) or (h):

(A) The Seller will have the right, but not the obligation, to defend against and to direct the defense of any such Third Party Claim and any related proceeding at the Seller’s sole cost and expense and with counsel of the Seller’s choosing (subject to the approval of the Purchaser, which will not be unreasonably withheld or delayed) and the Purchaser will reasonably cooperate in the defense thereof. The Purchaser may participate in such defense with counsel of its own choosing, provided that Seller will not, following written notice of its election to defend against and direct the defense of any such Third Party Claim, be liable to Purchaser under this Section 8.05(c)(ii) for any fees of other counsel or any other expenses with respect to the defense of such proceeding incurred by the Purchaser in connection with the defense of such proceeding unless (A) the Seller is also a party to such Third Party Claim and the Purchaser determines in good faith that the Seller has available to it one or more defenses or counterclaims that are inconsistent with those of the Purchaser or (B) the Seller fails to provide reasonable assurance to the Purchaser of its financial capacity to defend such Third Party Claim. If the Seller assumes the defense of a Third Party Claim, no compromise, discharge or settlement of, or admission of liability in connection with, such claims may be effected by the Seller without the written consent of the Purchaser (which consent will not be unreasonably withheld or delayed) unless (x) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against the Purchaser, and (y) the sole relief provided is monetary damages that are paid in full by the Seller. If the Seller has assumed the defense of such claims pursuant to this Section 8.05(b)(ii)(A), the Seller will have no liability with respect to any compromise or settlement of such claims effected without its required written consent (which consent will not be unreasonably withheld or delayed) unless the Purchaser has waived any right of the Purchaser to indemnification therefore by the Seller. The Purchaser acknowledges that it is reasonable for the Seller to withhold such consent if the Seller, in good faith, objects to the amount of the monetary damages to be paid with respect to any such compromise, discharge or settlement of, or admission of liability in connection with such claims.

(B) If, however, the Seller fails or refuses to undertake the defense of such Third Party Claim within ten (10) days after the Purchaser has given the Seller notice pursuant to Section 8.05(a) or if the Seller later withdraws from such defense, the Purchaser will have the right to undertake the defense of such claim with counsel of his own choosing, with the Seller responsible for the costs and expenses of such defense and bound by any determination made in such Third Party Claim or any compromise or settlement effected by the Purchaser.

          (d) The following procedures apply to the Third Party Claims for which a Seller Indemnified Party is entitled to indemnification pursuant to Section 8.01:

(i) The Purchaser will have the right, but not the obligation, to defend against and to direct the defense of any such Third Party Claim and any related proceeding at the Purchaser’s sole cost and expense and with counsel of the Purchaser’s choosing (subject to the approval of the Seller, which will not be unreasonably withheld or delayed) and the Seller will reasonably cooperate in the defense thereof. The Seller may participate in such defense with counsel of its own choosing, provided that the Purchaser will not, following written notice of its election to defend against and direct the defense of any such Third Party Claim, be liable to the Seller under this Section 8.05(d) for any fees of other counsel or any other expenses with respect to the defense of such proceeding incurred by the Seller in connection with the defense of such proceeding unless (A) the Purchaser is also a party to such Third Party Claim and the Seller determines in good faith that the Seller has available to it one or more defenses or counterclaims that are inconsistent with those of the Purchaser or (B) the Purchaser fails to provide reasonable assurance to the Seller of its financial capacity to defend such Third Party Claim and provide indemnification with respect to such Third Party Claim. If the Purchaser assumes the defense of a Third Party Claim, no compromise, discharge or settlement of, or admission of liability in connection with, such claims may be effected by the Purchaser without the written consent of the Seller (which consent will not be unreasonably withheld or delayed) unless (x) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against the Seller, and (y) the sole relief provided is monetary damages that are paid in full by the Purchaser. If the Purchaser has assumed the defense of such claims pursuant to this Section 8.05(d)(i), the Purchaser will have no liability with respect to any compromise or settlement of such claims affected without its required written consent (which consent will not be unreasonably withheld or delayed), unless the Seller has waived any right of the Seller to indemnification therefore by the Purchaser. The Seller acknowledges that it is reasonable for the Purchaser to withhold its consent if the Purchaser, in good faith, objects to the amount of the monetary damages to be paid with respect to any such compromise, discharge or settlement of, or admission of liability in connection with such claims.

(ii) If, however, the Purchaser fails or refuses to undertake the defense of such Third Party Claim within ten (10) days after the Seller has given the Purchaser notice pursuant to Section 8.05(a) or if the Purchaser later withdraws from such defense, the Seller will have the right to undertake the defense of such claim with counsel of his own choosing, with the Purchaser responsible for the costs and expenses of such defense and bound by any determination made in such Third Party Claim or any compromise or settlement effected by the Seller.

          SECTION 8.06. Tax Matters. (a) From and after the Closing, the Purchaser shall prepare and file or otherwise furnish to the appropriate taxing authority (or cause to be prepared and filed or so furnished) in a timely manner all estimated and final Tax Returns relating to the Company and the Subsidiaries for any Pre-Closing Tax Period (other than any separate Tax Returns relating to the Distributed Subsidiaries that do not include the operations of the Company or any Acquired Subsidiary). Such Tax Returns shall be prepared in a manner consistent with (i) past practices employed with respect to the Company and the Subsidiaries (except to the extent that counsel for the Purchaser reasonably determines in writing that a Tax Return cannot be so prepared and filed without being subject to penalties) and (ii) except as otherwise provided by Section 8.07, the determination of the Final 2003 Tax Liability pursuant to Section 2.09 of this Agreement, unless a Distributed Subsidiary Sale occurs and the applicable Distributed Subsidiary Purchase Price is believed to be better evidence of the fair market value of the applicable Distributed Subsidiary on the date of the Initial Distribution than the applicable Distributed Subsidiary Valuation set forth on the Statement of Final Tax Liability, in which case the Distributed Subsidiary Purchase Price shall be used in calculating such gain. Notwithstanding anything to the contrary in this Section 8.06(a), in connection with its preparation and filing of Tax Returns for the Company and its Subsidiaries for a taxable period that includes the Initial Distribution, the Purchaser shall be permitted to use a value for the Initial Distribution in excess of the Distributed Subsidiary Valuation or, if applicable, the Distributed Subsidiary Purchase Price under Sections 2.09, 8.07 or 8.08 hereof if, in the reasonable judgment of the Purchaser, the use of such other value would be advisable; provided, however, that any Tax owing on such excess shall not constitute an Excluded Tax. The Purchaser shall provide the Seller and its authorized representatives with a draft of each such Tax Return at least thirty (30) days prior to the due date (including any applicable extensions) for filing thereof (unless the Seller has delivered a Subsequent Statement of Tax Liability pursuant to Section 8.07(a), in which case the Purchaser shall provide a draft of any applicable Tax Return ten (10) days prior to the due date (including any applicable extensions) for filing thereof), and the Seller shall have the right to review and approve (which approval shall not be unreasonably withheld) each such Tax Return within ten (10) days following its receipt thereof (unless the Seller has delivered a Subsequent Statement of Tax Liability pursuant to Section 8.07(a), in which case the Seller shall have the right to review and approve (which approval shall not be unreasonably withheld) any applicable Tax Return within five (5) days following its receipt . The failure of the Seller to propose any changes to any such Tax Return within such ten-day period or such five-day period, as applicable, shall be deemed to constitute the Seller’s approval thereof. The Purchaser and the Seller shall attempt in good faith mutually to resolve any disagreements regarding such Tax Returns prior to the due date (including any applicable extensions) for filing thereof; provided, however, that the failure to resolve all disagreements prior to such date shall not relieve the Purchaser of its obligation to file (or cause to be filed) any such Tax Return in accordance with this Section 8.06(a) and to pay any Taxes due in connection with such Tax Returns. In connection with the filing of Tax Returns pursuant to this Section 8.06(a), the Seller and the Purchaser shall jointly instruct the Escrow Agent to disburse, at least three (3) Business Days before the due date (including any applicable extensions) of the applicable Tax Return, an amount equal to the portion of such Taxes that are Excluded Taxes and that are not in dispute. To the extent that the Purchaser and the Seller do not resolve any disagreements regarding amounts shown as due and payable on such Tax Returns that constitute Excluded Taxes, such dispute shall be resolved in accordance with the provisions of the Escrow Agreement governing claims by a Purchaser Indemnified Party for indemnification for Losses under Section 8.02 of this Agreement (except for any disputes resolved pursuant to Section 8.07), and in the event such dispute is resolved in favor of the Purchaser, a disbursement shall be made from the Escrow Account to the Purchaser equal to such resolved amount.

          (b) Any Conveyance Taxes payable solely in connection with the sale of the Shares shall be borne equally by the Seller and the Purchaser. The Seller, after review and consent by the Purchaser, shall file any applications and documents as shall permit any such Conveyance Taxes to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure; provided that the Purchaser shall execute and deliver all instruments and certificates necessary to enable the Seller to comply with the foregoing. To the extent any such Conveyance Taxes are not paid prior to the Closing Date, the Purchaser and the Seller shall jointly instruct the Escrow Agent to disburse to the Purchaser from the Escrow Amount, within thirty (30) days after the Closing Date, an amount equal to the amount of any Conveyance Taxes payable by the Seller pursuant to this Section 8.06(b) which were not paid by the Company prior to the Effective Time. Notwithstanding anything to the contrary contained in this Agreement, the Seller shall be responsible for all Conveyance Taxes arising in connection with the Initial Distribution.

          (c) All payments payable under any Tax sharing agreement (or other similar arrangement) between the Seller (or any Affiliate thereof) and the Company (or any Subsidiary) shall be calculated on a basis consistent with past practice and shall be payable in full prior to the Closing Date. Any such agreement or arrangement between the Seller (or any Affiliate thereof) and the Company (or any Subsidiary) shall be terminated prior to the Closing Date.

          (d) The parties agree to treat all payments made by either of them to or for the benefit of the other (including any payments to the Company or any Subsidiary) under any indemnity provision of this Agreement and for any misrepresentations or breaches of warranties or covenants as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise, in which case such payments shall be made in an amount sufficient to indemnify the relevant party on an after-Tax basis.

          (e) The Seller and its Affiliates shall provide (and shall cause any parties currently assisting the Company and the Subsidiaries in connection with the preparation of any Tax Returns to provide) the Purchaser with such cooperation and information as the Purchaser reasonably may request in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase the Company or any Acquired Subsidiary (or any assets of the Company or any Acquired Subsidiary) from the Purchaser. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities.

          (f) In the case of any Tax refund or equivalent benefit actually realized through a reduction in any Tax Liability (including any interest with respect thereto) relating to the Company or any Subsidiary for any Pre-Closing Tax Period, or to the extent any claim for refund or other proceeding results in a refund or credit against Tax by a taxing authority to the

Purchaser, the Company or any Acquired Subsidiary of an amount taken into account in the calculation, if any, of the liability for Excluded Taxes on the Closing Statement of Adjusted Net Assets, the Purchaser shall deposit such refund or an amount equal to such credit into the Escrow Account within ten (10) Business Days of the Purchaser’s receipt of such refund or credit and such deposited amount shall thereafter be subject to the terms of the Escrow Agreement. After the second (2nd) anniversary of the Closing, any such Tax refund or credit received by the Purchaser, the Company or any Acquired Subsidiary shall be paid to the Seller within fifteen (15) Business Days after receipt or entitlement thereto. Notwithstanding the foregoing, any Tax refund or equivalent benefit through a reduction in Tax Liability (including any interest with respect thereto) for a Pre-Closing Tax Period (i) arising out of the carryback of a loss or credit incurred by the Company or any Acquired Subsidiary in a taxable period ending after the Closing Date or (ii) relating to a payment previously made to the Seller pursuant to Section 2.09 or Section 8.07 shall be the property of the Purchaser.

          SECTION 8.07. Seller Subsequent Statement of Tax Liability. (a) In the event of a Distributed Subsidiary Sale that was not taken into account in connection with the resolution of the Final Statement of Tax Liability, the Seller may, at least fifty-five (55) days prior to the extended due date for the filing of the Final Consolidated Tax Return (and, in any event, prior to the second (2nd) anniversary of the Closing), prepare and deliver to the Purchaser a written statement (the “Subsequent Statement of Tax Liability”) asserting that the applicable Distributed Subsidiary Purchase Price is believed to be better evidence of the fair market value of the applicable Distributed Subsidiary on the date of the Initial Distribution than the applicable Distributed Subsidiary Valuation set forth on the Statement of Final Tax Liability and setting forth, in reasonable detail, the Seller’s determination of the aggregate Tax Liability of the Company and the Subsidiaries attributable to (i) the U.S. federal, state and local Income Tax Liability of the Company and the Subsidiaries for the taxable period (or the portion thereof) ending on the Closing Date (the “Subsequent 2003 Tax Liability”) and (ii) the amount of any Conveyance Taxes payable in connection with the Initial Distribution (such aggregate amount, the “Subsequent Tax Liability”).

          (b) Dispute Resolution. With respect to any Subsequent Statement of Tax Liability pursuant to Section 8.07, the parties shall have negotiation, dispute and access to information rights substantially similar to those contained in Section 2.09.

          (c) Adjustment of Purchase Price. Within three (3) Business Days of the completion of the finally determined Subsequent Statement of Tax Liability pursuant to this Section 8.07, if the Subsequent Tax Liability reflected on the Subsequent Statement of Tax Liability differs from the Final Tax Liability (as adjusted to reflect any previous adjustment pursuant to Section 8.07 or Section 8.08), then the Purchase Price shall be adjusted as follows:

(i) If the Subsequent Tax Liability reflected on the Subsequent Statement of Tax Liability exceeds the Final Tax Liability, then the Purchase Price shall be adjusted downward, and the Purchaser shall be entitled to a distribution equal to such amount from the Escrow Account in accordance with the terms of the Escrow Agreement.

(A) (ii) If the Final Tax Liability exceeds the Subsequent Tax Liability reflected on the Subsequent Statement of Tax Liability, then the

Purchase Price shall be adjusted upward, and the Purchaser shall pay the amount of such excess to the Seller in cash by wire transfer of immediately available federal funds to such bank account(s) as shall be designated in writing by the Seller to the Purchaser within two (2) Business Days of the Subsequent Statement of Tax Liability being deemed final.

          SECTION 8.08. Purchaser Subsequent Statement of Tax Liability. (a) In the event of a Distributed Subsidiary Sale that was not taken into account in connection with the resolution of the Final Statement of Tax Liability, the Purchaser may, at any time prior to the second (2nd) anniversary of the Closing, the Purchaser may prepare and deliver to the Seller a Subsequent Statement of Tax Liability setting forth, in reasonable detail, the Purchaser’s determination of the Subsequent Tax Liability.

          (b) Dispute Resolution. With respect to any Subsequent Statement of Tax Liability pursuant to Section 8.08, the parties will have negotiation, dispute and access to information rights substantially similar to those contained in Section 2.09.

          (c) Adjustment of Purchase Price. Within three (3) Business Days of the completion of the finally determined Subsequent Statement of Tax Liability pursuant to this Section 8.08, if the Subsequent Tax Liability reflected on the Subsequent Statement of Tax Liability exceeds the Final Tax Liability (as adjusted to reflect any previous adjustment pursuant to Section 8.07 or Section 8.08), then the Purchase Price shall be adjusted downward, and the Purchaser shall be entitled to a distribution equal to such amount from the Escrow Amount in accordance with the terms of the Escrow Agreement.

          SECTION 8.09. Adjustment of Escrow Amount. (a) In the event that any Distributed Subsidiary and the Company dispute the Statement of Tax Position (as defined in Section 7.03 of the Separation Agreement) delivered pursuant to Section 7.03(a) of the Separation Agreement and such dispute remains unresolved at the time the applicable Distributed Subsidiary Sale is consummated, the Seller agrees to deposit (or cause to be deposited) into the Escrow Account an amount equal to the Unresolved Tax Position Amount (as defined in Section 7.03 of the Separation Agreement). Within three (3) Business Days of the resolution of all such disputes regarding amounts reflected on the Statement of Tax Position (i) the Purchaser shall be entitled to a distribution from the Escrow Amount equal to the finally determined Adjusted Tax Position Amount (as defined in Section 7.03 of the Separation Agreement), if such amount is a positive number, and (ii) the Seller shall be entitled to a distribution equal to the Unresolved Tax Position Amount less the portion of the finally determined Adjusted Tax Position Amount paid to the Purchaser from the Escrow Account, if such difference is a positive number; provided, that with respect to such distribution to the Seller, the Seller shall have previously deposited an additional sum into the Escrow Account pursuant to this Section 8.09.

          (b) The Purchaser and the Seller acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, if the Unresolved Tax Position Amount (as defined in Section 7.03 of the Separation Agreement) is deposited into the Escrow Account pursuant to Section 8.09(a) of this Agreement, the Purchaser shall not seek, and shall cause the Company not to seek, payment of the Adjusted Tax Position

Amount from any Distributed Subsidiary unless and until it has sought a distribution of the Unresolved Tax Position Amount pursuant to Section 8.09(a).

          SECTION 8.10. Exclusive Remedies. (a) Except with respect to the matters set forth in Section 5.03 (Confidentiality) and Section 5.08 (Non-Competition) or breaches of the representations and warranties set forth in Section 3.25 or 4.07, the provisions of this Article VIII, Section 10.01 and Section 10.14 hereof set forth the exclusive rights and remedies of the parties hereto to seek or obtain damages or any other remedy or relief whatsoever from any party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby.

          (b) For the avoidance of doubt, nothing in this Agreement or any Ancillary Agreement shall require the Seller and the Distributed Subsidiaries, on the one hand, and the Purchaser, the Company and the Acquired Subsidiaries, on the other hand, to indemnify another party or parties more than once for the same Tax Liability.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

          SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the Purchaser, if there has been a breach of any representation, warranty, covenant or agreement made by the Seller in this Agreement such that conditions set forth in Section 7.01 or 7.02 would not be satisfied as of the Closing Date and such breach or condition is not curable or, if curable, is not cured within ten (10) days after written notice thereof is given by the Purchaser to the Seller;

(b) by the Seller, if there has been a breach of any representation, warranty, covenant or agreement made by the Purchaser in this Agreement such that conditions set forth in Section 7.01 or 7.02 would not be satisfied as of the Closing Date and such breach or condition is not curable or, if curable, is not cured within ten (10) days after written notice thereof is given by the Seller to the Purchaser;

(c) by either the Seller or the Purchaser if the Closing shall not have occurred by December 5, 2003 (the “Termination Date”); provided, however, that such date shall be extended until the ninetieth (90th) day following the date on which the filing required by the HSR Act and Section 5.04(a) (such ninetieth (90th) day being referred to herein as the “Extended Termination Date”) is made if upon the Termination Date the only conditions precedent to the Closing that remain unsatisfied are those set forth in Sections 7.01(b) and 7.02(b); provided further, however, that in the event the Seller delivers a Schedule Update Notice to the Purchaser pursuant to Section 5.05(c) less than ten (10) Business Days prior to the Termination Date or the Extended Termination Date, the Termination Date or the Extended Termination Date, as applicable, shall be extended by the number of Business Days equal to (i) ten (10) less (ii) the number of Business Days preceding the Termination Date or the Extended Termination Date, as applicable, that the

Purchaser received such Schedule Update Notice; and provided, further, however, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(d) by either the Purchaser or the Seller in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

(e) by the Purchaser, within ten (10) Business Days following receipt of a Schedule Update Notice stating that a matter giving rise to a supplement of Section 3.27 or 3.16(a)(i) (to the extent such supplement or amendment relates to a customer Contract), 3.16(a)(xvi) (to the extent such supplement or amendment relates to a customer Contract), Section 3.16(a)(xx) or Section 3.16(a)(xxi) of the Disclosure Schedule would be reasonably likely to cause a Closing condition set forth in Section 8.02 to be unsatisfied; or

(f) by the mutual written consent of the Seller and the Purchaser.

          SECTION 9.02. Effect of Termination. In the event this Agreement is validly terminated pursuant to Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of either any party hereto except (a) as set forth in this Section 9.02 and Section 10.01 and (b) that nothing herein shall relieve any party hereto from liability for any breach of this Agreement. If this Agreement is terminated pursuant to Section 9.01 hereof: (i) each party hereto shall redeliver all documents, work papers and other materials of the other party hereto relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same or, upon prior written notice to such party, shall destroy all such documents, work papers and other materials and deliver notice to the party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any party with respect to the other party shall be treated in accordance with the Confidentiality Agreement and Section 5.02(a) hereof; and (ii) all filings, applications and other submissions made by a party pursuant hereto shall, at the option of such party, and to the extent practicable, be withdrawn from the Governmental Authority or other Person to which it was made.

ARTICLE X

GENERAL PROVISIONS

          SECTION 10.01. Expenses. Except as set forth in Sections 3.25 and 4.07 or as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that the

Purchaser shall pay the first $125,000, in the aggregate, of the fees (i) of the Appraiser incurred pursuant to Sections 2.02(b) 2.09, or 8.07 and (ii) of the Company’s Accountants incurred with respect to preparing the Audited Medical Services Financial Statements.

          SECTION 10.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)	if to the Seller: TPG Holding Company Limited c/o Crescent Capital Investments, Inc. 75 Fourteenth Street Atlanta, Georgia 30309 Telecopy: (404) 920-9001 Attention:Charles H. Ogburn

with a copy to:

King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303-1763 Telecopy: (404) 572-5136 Attention: Jon R. Harris, Jr., Esq.

(b)	if to the Purchaser: Envoy Corporation c/o WebMD Corporation River Drive Center 2 669 River Drive Elmwood Park, New Jersey 07407-1361 Attention: General Counsel Facsimile: (201) 703-3443

with a copy to:

WebMD Corporation River Drive Center 2 669 River Drive Elmwood Park, New Jersey 07407-1361 Attention: Chief Financial Officer

Facsimile: (201) 398-2615

with a copy to:

Shearman & Sterling LLP 599 Lexington Ave. New York, NY 1022-6069 Telecopy: (212) 848-7179 Attention: Mark Roppel, Esq.

          SECTION 10.03. Public Announcements. Upon execution of this Agreement, the parties shall jointly issue a press release, as mutually agreed upon by them. The Seller shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser, which shall not be unreasonably withheld, unless otherwise required by Law. The Seller hereby consents to the Purchaser’s filing of this Agreement and the Ancillary Agreements with the Securities and Exchange Commission.

          SECTION 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

          SECTION 10.05. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.

          SECTION 10.06. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser); provided, however, that the Purchaser may assign this Agreement or any of its rights hereunder to one or more Affiliates of the Purchaser without the consent of the Seller and provided further, however, that such an assignment by the Purchaser shall not release the Purchaser from any of its obligations hereunder.

          SECTION 10.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 10.08.

          SECTION 10.08. Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

          SECTION 10.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

          SECTION 10.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

          SECTION 10.11. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.11.

          SECTION 10.12. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

          SECTION 10.13. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

          SECTION 10.14. Specific Performance. The parties hereto acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties hereto agree that, in addition to any other remedies, each party hereto shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

          SECTION 10.15. Tax Disclosure Authorization. Notwithstanding anything herein to the contrary, the parties (and each Affiliate and person acting on behalf of any party) agree that each party (and each employee, representative, and other agent of such party) may consult any tax advisor regarding the transactions’ tax treatment and tax structure (as such terms are used in Sections 6011 and 6112 of the Code and the Regulations thereunder) contemplated by this Agreement and, from and after the date of execution of this Agreement (or if earlier, the date of public announcement of this Agreement, or public announcement of discussions between the parties relating to the transactions contemplated by this Agreement), may disclose to any and all persons, without limitation of any kind, the transactions’ tax treatment and tax structure contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws. This authorization is not intended to permit disclosure of any other information including (without limitation) (i) any portion of any materials to the extent not related to the transaction’s tax treatment or tax structure, (ii) the identities of participants or potential participants, (iii) any pricing or financial information (except to the extent such pricing or financial information is related to the transaction’s tax treatment or tax structure), or (iv) any other term or detail not relevant to the transaction’s tax treatment or the tax structure.

          IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TPG HOLDING COMPANY LIMITED

By:	/s/ Henry A. Thompson

Name: Henry A. Thompson
Title: Vice President

ENVOY CORPORATION

By:	/s/ David C. Amburgey

Name: David C. Amburgey
Title: Vice President

WEBMD CORPORATION HEREBY AGREES TO CAUSE THE PURCHASER TO SATISFY ALL OF ITS OBLIGATIONS ARISING UNDER THIS AGREEMENT.

WEBMD CORPORATION, solely in its capacity to cause the Purchaser to satisfy all of its obligations arising under this Agreement.

By:	/s/ Lewis H. Leicher

Name: Lewis H. Leicher
Title: Senior Vice President